SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated November 23, 2005

DUCATI MOTOR HOLDING S.P.A.
(Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date: November 23, 2005	By:	/s/ Fabrizio Nardi

	Name	Fabrizio Nardi
	Title	Director, Investor Relations

Quarterly Report
September 30, 2005

INFORMATION ON GROUP OPERATIONS

Summary of Ducati Group results

Commencing from the half-year period ended 30 June 2005, the Ducati Group adopts international accounting standards (IFRS) for the preparation of its consolidated financial statements. Accordingly, the comparative information for 2004 presented in this consolidated quarterly report has been redetermined and restated in accordance with the new accounting standards. For further details concerning the contents of the new accounting standards and the effects of their adoption on the figures for 2004, which were published after the corresponding quarter last year, we invite you to refer to the Appendix attached to the Consolidated Interim Report for the six-month period ending 30 June 2005 as approved by the Board of Directors on 29 September 2005 and disclosed to the market on 30 September 2005.

Summary of Ducati Group results
(values in € 000)

	30.09.2005	30.09.2004

Net sales	240.326	266.908
Gross operating profit	57.435	69.602
Gross operating profit %	23,9%	26,1%
Operating profit	(6.957)	2.515
Operating profit %	(2,9)%	0,9%
Net profit (loss)	(16.751)	(9.013)
Net profit (loss) %	(6,9)%	(3,4)%
Cash flow generated from operations	42.876	35.478
Net debt	129.865	133.388
Consolidated shareholders’ equity	140.887	153.311
Net additions to property, plant and equipment and intangible assets	19.688	14.258
Debt / equity	0,92	0,87
EBITDA	14.435	24.132
EBITDA as % of net sales	6,0%	9,0%

Summary of Ducati Group results

	Third Quarter 2005	Third Quarter 2004

Net sales	52.221	46.540
Gross operating profit	11.543	10.251
Gross operating profit %	22,1%	22,0%
Operating profit	(11.514)	(9.562)
Operating profit %	(22,0)%	(20,5)%
Net profit (loss)	(13.022)	(11.579)
Net profit (loss) %	(24,9)%	(24,9)%
EBITDA in absolute values (Net profit before financial income and expense, taxation, depreciation, amortisation, and write-downs of fixed assets, and company restructuring expenses)	(4.744)	(2.524)
EBITDA as % of net sales	(9,1)%	(5,4)%

Structure of the Ducati Group

The composition of the Ducati Group as of 30 September 2005 is as follows:

Corporate events during the period ended 30 September 2005

Since 30 September 2004, in addition to the changes which took place subsequent to 31 December 2004, described below, Ducati.Com S.r.l. was absorbed by Ducati Motor Holding S.p.A. on 10 December 2004. The absorbed company was wholly-owned by the absorbing company. This merger took legal effect from 31 December 2004, with tax and accounting effect from 1 January 2004.

The following events have taken place since 31 December 2004:

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the Quotaholders’ Meeting of Ducati Retail S.r.l. held on 13 April 2005 resolved, among other matters, to modify the company’s articles of association. In particular, the corporate aims were extended to allow the company, in addition to the activities envisaged previously, to provide workshop services and sell spare parts, as well as Ducati-branded clothing, accessories and other items. The articles were also changed to clarify which parties are eligible for loans from Ducati Retail S.r.l., as part of activities which complement the company’s principal aims, and to simplify the procedures for calling meetings of the Board of Directors;

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the Shareholders’ Meeting of Ducati Motor Holding S.p.A. held on 5 May 2005 resolved, among other matters, to modify the company’s articles of association and meeting regulations to take account of certain changes introduced by the reform of company law, as well as to adopt the single-board system of corporate governance  referred to in art. 2409 sexiesdecies et seq. of the Italian Civil Code, with the presence of a Board of Directors and a Management Control Committee (in place of the Board of Statutory Auditors) consisting of non-executive directors appointed by the Board. The adoption of the single-board system as the company’s new system of corporate governance, and the related changes to the articles of association and meeting regulations, will take effect and become applicable from the time of the next Ordinary Shareholders’ Meeting.  This will presumably take place in 2006, with an agenda that will include the appointment of the new Board of Directors under the single-board system. Consequently, until the time of that Ordinary Meeting, the current articles of association and meeting regulations will continue to apply, although for practical reasons the clauses relating to the presentation of lists of candidate members of the new Board of Directors, under the single-board system, will apply to the presentation of such lists at the next Shareholders’ Meeting. The current Board of Directors and Board of Statutory Auditors will remain in office until that Shareholders’ Meeting, when their appointments will lapse automatically;

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on 15 June 2005, the share capital of Ducati Motor Holding S.p.A. was increased from € 82,589,731.64 to € 82,867,219.24 (and therefore now comprises 159,360,037 ordinary shares without par value) following a partial subscription to the stock option plan and consequent further implementation of the capital increase authorised at the Extraordinary Meeting held on 7 September 1998, via the issue of 533,630 fully-paid ordinary shares with a total par value of € 277,487.00. The articles of association have been modified accordingly;

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the Quotaholders’ Meeting of Ducati Corse S.r.l. held on 9 May 2005 resolved to modify the company’s articles of association. In particular, the Quotaholders’ Meeting reserved the right to grant or transfer any real or guaranteed rights over the “Ducati Corse” brand or any other rights, howsoever described, the granting or transfer of which result in a substantial modification of the corporate aims. This change was required in the context of the long-term syndicated loan (“Loan”) granted to Ducati Corse S.r.l. and the parent company, Ducati Motor Holding S.p.A., by a number of banks (“Lending Banks”), in order to strengthen their guarantee from Ducati Corse S.r.l. concerning its full and timely repayment of that portion of the Loan for which it is responsible. In addition, necessary and appropriate changes were made to the articles of association of Ducati Corse S.r.l. to reflect more closely the revised requirements of company law, and to allow the Board of Directors to adopt resolutions by written consultation.

Directors and officers

The Shareholders’ Meeting of the parent company held on 5 May 2005, followed by the Board Meeting held on 12 May 2005, appointed the new Board of Directors (confirming the entire outgoing Board, with the exception of Alessandro Foti, who was replaced by Massimo Bergami) and established the powers and duties of the directors.  The new Board will remain in office until approval of the financial statements as of 31 December 2005 or, if earlier, until the first Ordinary Shareholders’ Meeting called, among other matters, to appoint a new Board of Directors as part of the adoption of the single-board system of corporate governance. As of 30 September 2005, the Board of Directors comprises:

Federico Minoli	Chairman, Managing Director and member of the Executive Committee

Giorgio Seragnoli	Vice Chairman and member of the Executive Committee

Mauro Benetton	Director

David Bonderman	Director and member of the Compensation Committee

Abel Gregorei Halpern	Director, member of the Executive Committee and member of the Compensation Committee

Paolo Pietrogrande	Director, member of the Compensation Committee and member of the Internal Audit Committee

Dante Razzano	Director, member of the Executive Committee and member of the Compensation Committee

Ulrich Weiss	Director, member of the Compensation Committee and member of the Internal Audit Committee

Massimo Bergami	Director

Andrea Lipparini	Director and Chairman of the Internal Audit Committee

Giles Thorley	Director

The annual remuneration of the directors is € 15,000 each, in addition to the reimbursement of travel and other expenses incurred in the performance of their duties. The Chairman and Managing Director, Federico Minoli, waived this remuneration on acceptance of his appointment.

The Board of Statutory Auditors will remain in office until approval of the financial statements as of 31 December 2006 or, if earlier, until adoption of the single-board system. The members and their duties are indicated below:

-	Matteo Tamburini, Chairman of the Board of Statutory Auditors;
-	Italo Giorgio Minguzzi, Statutory Auditor;
-	Francesco Serantoni, Statutory Auditor;
-	Gian Luca Nanni Costa, Alternate Auditor;
-	Salvatore Lantino, Alternate Auditor.

Following the issue by Borsa Italiana S.p.A. of a code for the self-regulation of corporate governance  by listed companies (the “Code”), it is confirmed that suitable information concerning corporate governance arrangements is provided each year at the Shareholders’ Meeting, via a special report prepared in accordance with Stock Exchange guidelines.

At this time, information on the Company’s Code of Ethics and related rules of conduct, including those regarding insider dealing, has also been made known on an appropriate basis; these latter documents, approved on 14 November 2002, were modified slightly by the Board of Directors of Ducati Motor Holding S.p.A. on 5 November 2003.

With reference to the model for organisation and management required by Decree 231/2001 (hereafter the “Control Model”), the Board of Directors of the parent company approved the Company’s draft Control Model, as reviewed and approved by the  Company’s Internal Audit Committee, at the meeting held on 5 November 2003 and authorised the above Committee to make changes to details and monitor implementation of the Model.

The Quotaholders’ Meeting of Ducati Corse S.r.l. held on 13 April 2005, followed by the Board Meeting held on 18 April 2005, appointed the new Board of Directors (confirming the entire outgoing Board) and established the powers and duties of the directors. The new Board will remain in office until approval of the financial statements as of 31 December 2007 and the directors will not receive any remuneration for their work on behalf of the company (unless decided otherwise by the Board of Directors pursuant to art. 2389.2 of the Italian Civil Code), except for the reimbursement of any reasonable expenses incurred in the performance of their duties.

As of 30 September 2005, the Board of Directors of Ducati Corse S.r.l. comprises:

Federico Minoli	Chairman

Claudio Domenicali	Managing Director

Enrico D’Onofrio	Director

Gianluigi Mengoli	Director

Other corporate events

The following resolutions, among others, were adopted at the Shareholders’ Meeting of Ducati Motor Holding S.p.A. held on 5 May 2005:

-

appointment of the new Board of Directors, in the persons of the outgoing directors with the exception of Alessandro Foti, replaced by Massimo Bergami, until approval of the financial statements as of 31 December 2005 or, if earlier, until the Ordinary Meeting called to appoint a new Board of Directors as part of the adoption of the single-board system of corporate governance;

-

authorisation of the Board of Directors to purchase and transfer blocks of own shares pursuant to arts. 2357 and 2357 ter of the Italian Civil Code and art. 132 of Decree 58/98, comprising up to 12,110,000 ordinary shares in Ducati Motor Holding, representing approximately 7.6% of the issued and fully-paid share capital, to be implemented on one or more occasions within 18 months of the date of the resolution with an investment of not more than € 34,379 thousand, this being the value of distributable reserves reported in the financial statements as of 31 December 2004, on the condition that the minimum purchase price of each share must not be more than 10% lower than the reference price for the shares recorded on the Screen-Traded Market administered by Borsa Italiana S.p.A. (MTA) on the day prior to each individual purchase, and must not be more than 10% higher than the reference price for the shares recorded on the MTA on the day prior to each individual purchase; as well as authorisation to use the own shares held by the company to service the subscription rights granted on 22 July 1997 by resolution of the Board of Ducati Motor S.p.A., a subsidiary at that time, and subsequently confirmed by resolutions adopted by the Board of Directors on 4 August 1998 and by the Shareholders’ Meeting on 7 September 1998 (“1997 Stock Option Plan”);

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approval of a proposed divisible share capital increase for cash, with premium if appropriate and the waiver of pre-emption rights, reserved solely for entitled employees of the Ducati Group, up to a maximum value of € 825,760, to be implemented, on one or more independent occasions at annual intervals, by and not after 31 July 2012, via the issue in favour of not more than 200 beneficiaries of an overall  maximum of 1,588,000 ordinary shares carrying dividend rights from 1 January of the year in which they are subscribed for and become fully paid, as defined by current legislation. This increase is solely to service the stock options granted in 2005, under the terms of the company’s 1999 stock option plan (“Second Plan”), and is therefore subject to all the conditions specified in that Plan and to the following additional requirements: (i) the new shares may only be issued to service, in part or in full, the option rights granted for 2005 to those Employee Beneficiaries of the Ducati Group whose names have already been identified by the special Committee appointed by the Board, on the terms and conditions established in the Plan; (ii) the shares will be issued at the overall price of € 1.0650 each; (iii) in view of the special dynamics of this capital increase, the length of the implementation period available and its divisibility, the capital increase will be deemed, for all legal effects, to be completed year by year for the amount which, year by year, is properly subscribed and simultaneously paid in, with the consequent modification of the related clause in the articles of association and the acquisition of voting and dividend rights by the newly-issued shares;

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adoption, as the company’s new system of corporate governance,  of the single-board system referred to in art. 2409 sexiesdecies et seq. of the Italian Civil Code and consequent modification of the articles of association and meeting regulations already revised by the Shareholders’ Meeting of Ducati Motor Holding S.p.A. held on 5 May 2005. The adoption of the single-board system as the company’s new system of corporate governance, and the related changes to the articles of association and meeting regulations, will take effect and become applicable from the time of the next Ordinary Shareholders’ Meeting. This will presumably take place in 2006, with an agenda that will include the appointment of the new Board of Directors under the single-board system.

In addition, the following information was provided at the Shareholders’ Meeting held on 5 May 2005:

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absorption of Ducati.Com S.r.l., sole quotaholder company, by the parent company, Ducati Motor Holding S.p.A. The absorbed company was wholly-owned by the absorbing company. This merger took legal effect from 31 December 2004, with tax and accounting effect from 1 January 2004. Prior to this merger, Ducati Corse S.r.l. was 99% owned by the company and 1% owned by Ducati.Com S.r.l. accordingly, as a result of the merger, Ducati Corse S.r.l. has become a sole quotaholder company, wholly owned by the company;

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completion on 10 December 2004 of the intercompany transfer of the “Ducati Corse” trademark from Ducati Motor Holding S.p.A. to Ducati Corse S.r.l. for an amount of € 23 million+VAT, determined by independent appraisal;

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adoption by the company of the security planning document, in accordance with the requirements of Decree 196/03 “Privacy Code” which, among other matters, specifies the technical procedures to be adopted if sensitive data is processed using electronic means.

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The granting of options that the Board of Directors resolved to grant for the current year, with the clarification that these comprise 3,170,000 options representing about 2% of the company’s shares in circulation, of which 500,000 have been granted to. Federico Minoli as Chairman and Managing Director of the company, while the remainder (2,670,000 options) have been granted to appropriately selected Beneficiaries.

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The granting of a special bonus that the Board of Directors resolved to grant if the company’s 2005 EBITDA exceeds € 50 million, to be allocated to the persons that would have benefited from the 2004 MBO Bonus (not payable for 2004 since the Index of results based on the ratio of actual 2004 EBITDA to Budget is zero) had this been applicable and unless deemed inappropriate in specific cases by the Managing Director, up to a maximum total amount of € 2.5 million in excess of the above threshold of € 50 million, on condition that the criteria for determining the amount of each special bonus include the professional performance of each individual (to be assessed by the senior management responsible for each beneficiary and by the Compensation Committee in the case of the Managing Director, who is to be included among the beneficiaries of this special bonus in place of the bonus scheme applicable to him for 2005);

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extension of the plan for the allocation of a retention bonus approved by the Compensation Committee on 2 March 2000 and 11 February 2002 to the years 2005, 2006 and 2007, approved by the Board of Directors pursuant to art. 2389 of the Italian Civil Code (in this regard, see the note on “Commitments not reflected in the Balance Sheet” later in this report);

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re-financing of the bond maturing on 31 May 2005 by the syndicated Loan from Unicredit Banca d’Impresa S.p.A. and other Lending Banks, which was arranged and syndicated by Unicredit Banca Mobiliare S.p.A., operating under an exclusive mandate from the Company. The collection of the Loan involved the giving of guarantees by the company and its subsidiaries, including pledges of the Ducati and Ducati Corse brand names, as well as the quotas held in certain subsidiary companies;

-	adoption by the company of the recommendations contained in the Code for the Self-Regulation of companies listed by BORSA ITALIANA S.p.A. and of its own system of corporate governance.

On 21 July 2005, the Board of Directors of Ducati Motor Holding S.p.A. approved new regulations for the Internal Audit Committee (established pursuant to to the Code of Self-Regulation and the rules of the STAR sector of Borsa Italiana S.p.A.), which will function as an Audit Committee pursuant to the 1934 US Securities Exchange Act, as modified by the US Sarbanes-Oxley Act, with effect from 31 July 2005 and until the Company’s single-board system of corporate governance comes into force. To this end, Ulrich Weiss, Director and member of the Internal Audit Committee, will serve as the Audit Committee Financial Expert (accounting and financial expert), required by US regulations.

On 21 July 2005, the company’s Internal Audit Committee appointed Andrea Lipparini as its Chairman. On the same date, the Committee determined the basis for the adoption of procedures for the receipt, filing and processing of complaints received by the company on accounting, auditing and internal control matters, and for the confidential or anonymous presentation of complaints by employees regarding censurable accounting or auditing matters (so-called whistleblowing procedures), pursuant to section 301 of the Sarbanes-Oxley Act. Whistleblowing procedures were adopted by 31 July 2005, as required by US regulations.

On 29 September 2005, the Ducati Motor Holding S.p.A. Board of Directors, in accordance with the Consob communication DEM/5025723 of 15 April 2005, ratified the attribution to independent auditing company KPMG S.p.A., of the appointment of auditing of the IFRS reconciliation statements as at 1 January 2004 and 31 December 2004 contained in the Appendix attached to the consolidated half-yearly report for the six-month period ending 30 June 2005, approved by the Board of Directors on 30 September 2005, and the execution of limited auditing procedures, in accordance with the principles described in Consob resolution No. 10.867 of 31 July 1997, on the half-yearly reports drafted in compliance with IAS/IFRS at 30 June 2005 and 30 June 2004, which is presented for the purposes of comparison.

Introduction and adoption of IFRS (International Financial Reporting Standards)

Under European Regulation No. 1606 of July 2002, all European companies with shares listed on a regulated market must prepare their consolidated financial statements in accordance with IFRS accounting standards (the new name for International Accounting Standards) as from their 2005 financial year. Comparative information for the 2004 financial year must also be presented at that time.

This regulation applies to Ducati Motor Holding S.p.A., which has taken all necessary steps to make this transition to the IFRS. At the time of preparation of the Half-yearly Report as of 30 June 2005, the process of transition to IFRS was substantially complete and, accordingly, as allowed by CONSOB in the Consultative Document “International Accounting Standards: interim statements, offer/listing statements, definition of the concept of related parties” published on 17 February 2005, the company has applied IAS 34 and the valuation and measurement criteria required under IAS/IFRS on preparing the Half-yearly Report as of 30 June 2005 and the present quarterly report as of 30 September 2005.

Although there is no requirement to present the 2005 financial statements of Ducati Motor Holding S.p.A., in accordance with international accounting standards, the company has elected to adopt these standards for the preparation of its individual financial statements as of 31 December 2005, unless any problems should arise relating to the lack of fiscal legislation on the date of preparation of the above mentioned financial report.

Management and coordination of the company

The new company legislation, as laid down in art. 2497 bis et al of the Italian Civil Code, introduced the concept of the management and coordination of companies.

The Italian companies within the Ducati Group subject to management and coordination by parent company Ducati Motor Holding S.p.A. are: Ducati Corse S.r.l., Ducati Retail S.r.l. and Ducati Consulting S.r.l.

Protection of personal data (Decree 196 dated 30 June 2003)

On 11 November 2004, the Board of Directors of the parent company Ducati Motor Holding S.p.A. approved  the security planning document required by Attachment B to Decree 196/03 “Privacy Code”, which specifies the technical procedures to be adopted if sensitive data is processed using electronic means.

The Group’s Italian subsidiaries are preparing and updating their own security planning documents.

Stock option plans

First Plan

On 7 September 1998, the extraordinary meeting of Ducati Motor Holding S.p.A. approved a divisible share capital increase with the waiver of pre-emption rights pursuant to art. 2441 of the Italian Civil Code in order to service a “Stock Option Plan”. Under this authorisation, share capital will be increased by a maximum nominal value of Lire 8,148,148,000 on several, independent occasions with an annual frequency, by and not after 4 August 2007, via the issue of a maximum of 8,148,148 new ordinary shares, carrying dividend rights from 1 January of the year in which they are subscribed and become fully paid, with a nominal value of Lire 1,000 each plus a share premium of Lire 400 each. These new shares may only be offered for subscription by managers, employees and consultants of the Company ( the “Beneficiaries”), as part of the stock option plan described in greater detail below. The list of Beneficiaries, together with the exact number of new ordinary shares available to each of them and the timetable for the vesting of the respective subscription rights, was approved by the Board of Directors on 4 August 1998 and has been filed with the Company’s official documents. Taken together, the specific dynamics of this capital increase, the long period allowed for the exercise of the option rights and the fact that the increase is divisible, mean that for all legal effects this capital increase is completed year by year for the amount that, year by year, has been properly subscribed, with the consequent modification of the related clause in the articles of association and the acquisition of voting and dividend rights by the newly-issued shares.

The regulations of the first Stock Option Plan state as follows:

“Vesting” of the options to subscribe for ordinary shares in the Company. The options to subscribe for ordinary shares in the Company (as “granted” above to the Beneficiaries) (the “Options”) are vested (i.e. the individual Beneficiary has earned the right to exercise them, but solely on the conditions set out in the following paragraph) on 31 December 2001. The extraordinary meeting held on 7 September 1998 also adopted resolutions regarding the expiry and transferability of the Options.

“Exercise” of the Options. Without prejudice to the situations involving the expiry of Options envisaged by the Plan, once they are vested, the Options may be exercised (since the conditions for such exercise are already satisfied) all together or in part (and, therefore, the Beneficiary may subscribe for and pay for all or a part of the ordinary shares offered to him under option), by giving notice of this to the Company during the period of 30 days subsequent to the date of approval at the shareholders’ meeting of the financial statements for each year, ° and in any case by and no later than 4 August 2007.

Should the shares not be listed at the time the corresponding options are exercised, or should the Company merely wish to satisfy its obligation by paying sums of money, then the beneficiaries will receive a cash amount equal to the difference between the market value per share (determined by multiplying the EBITDA resulting from the latest approved financial statements prepared in accordance with US GAAP by 5.6, subtracting net debt, and then dividing by the number of shares outstanding as of the exercise date) and the exercise price, multiplied by the number of vested Options exercised. Should the Company decide to satisfy in cash, in whole or in part, its obligations deriving from the exercise of Option Rights, then the Company will pay any additional amounts necessary to guarantee that the value received by the beneficiary after deduction of the related personal income taxes is not less than the net value that he would have received had the Company decided to deliver the shares and (where relevant under the applicable fiscal legislation) had the beneficiary sold such shares on the Stock Exchange on a timely basis.

The situation regarding the first Stock Option Plan is summarized below:

Stock Option Plans - First Plan

	Period ended 30.09.2005				Period ended 30.09.2004

	Number of shares		Exercise price in Euro	Market price in Euro	Number of shares	Exercise price in Euro	Market price in Euro

Rights granted, start of period		6,212,149	0.723	0.871	6,537,593	0.723	1.333
New rights granted during the period		—			—
Rights exercised during the period		533,630			325,444
Rights expiring during the period		—			—
Rights granted, end of period	*	5,678,519	0.723	0.977	6,212,149	0.723	1.155
of which: vested		5,678,519	0.723	0.977	6,212,149	0.723	1.155

* to be exercised by August 2007

Second Plan

In order to reward the results achieved and simultaneously provide an incentive for Company management, a resolution of the Compensation Committee on 6 September 1999 (adopted to the extent necessary by the Board of Directors at its meeting on 13 September 1999), set down the regulations (the “Plan”) regarding the granting of additional stock appreciation rights and/or rights to subscribe for or purchase shares in the Company with the following main characteristics:

a) the beneficiaries of the Plan are the executive directors and managers (employees or consultants and freelance personnel) of the Company and its subsidiaries identified by the Compensation Committee in compliance with the requirements of art. 2389 of the Italian Civil Code;

b) the beneficiaries are granted: rights (Options) which enable them, on the conditions described below, to subscribe for or acquire ordinary shares in the Company, on condition that it continues to be listed on the Italian Stock Exchange, and subject to a shareholders’ resolution to increase share capital or acquire own shares; or, in the absence of a shareholders’ resolution or if the Company is no longer listed, a sum of money or a combination of these two factors;

c) The number of Options to be granted every year is established by the Board of Directors. Commencing from 2002, the Options may be granted to the beneficiaries by the Compensation Committee or by the Board in compliance with art. 2381.2 of the Italian Civil Code, by resolution to be adopted within 60 days of the approval of the draft consolidated balance sheet and statement of operations for the prior year (the “Consolidated Financial Statements”), on condition that the maximum number of Options granted in any one year may not exceed two percent of the Company’s outstanding share capital (the “Shares”). However, following the expiry of Options granted but not exercised due to the termination of employment, or to the termination of collaboration or consultancy agreements with certain employees, consultants and/or freelance collaborators of the Company or its subsidiaries who became beneficiaries in prior years, the Compensation Committee and the Board of Directors have decided that the conditions in 2002 were such that a higher number of Options could be granted with respect to the Options granted in prior years;

d) the Options granted vest in three equal instalments, unless decided otherwise by the Board of Directors or the Compensation Committee, at annual intervals, commencing from 31 December of the year immediately subsequent to the year of granting; these Options can be exercised by the beneficiaries year by year, by sending a communication to the Company within thirty days of the date of approval of the latest Consolidated Financial Statements.  With regard to Options relating to the years 1999, 2000 and 2001, the communication must be sent within thirty days of the approval and publication of the Consolidated Financial Statements accompanied by the related Explanatory Notes and Report on Operations.  Options expire if they are not exercised within 7 years of their grant date;

e) at a meeting held on 3 March 2000, the Board of Directors approved a modification to the Plan adopted by the Compensation Committee in September 1999 in order to take account of changes in the income tax regulations applying to employees with regard to stock  option plans.

In particular, it was established with regard to the determination of the Exercise Price (as defined in the Plan, i.e. the strike price), that the value of the Shares is defined from that date forward to be the value of the Company’s ordinary Shares at the date of granting the related Options, as determined in accordance with the fiscal regulations current at the grant date (without prejudice however to the requirement of the Plan that the Exercise Price may not be lower than the consolidated shareholders’ equity per Share at the date the Options are exercised by the beneficiaries.

The value of the Shares determined in accordance with current fiscal regulations is now based on the arithmetic average of the stock market prices struck during the last month prior to the grant (where, as clarified by the Ministry of Finance, “last month” is understood to be the period from the reference date (i.e. the grant date of the Options) to the same day in the preceding calendar month), while the previous text of the Plan made reference to the “average of the monthly average listed prices for the Shares on the Italian Stock Exchange for the three months prior to the month of granting”.

The change was therefore necessary in order to avoid the situation whereby fixing the Exercise Price in a different manner to that prescribed by fiscal regulations might inadvertently give rise to a taxable situation for beneficiaries who, as employees, could otherwise benefit from the tax exemption available under art. 48.2, g-bis of Consolidated Income Tax Legislation.  This change applies to Options granted subsequent to those granted for 1999.

f) should the Shares not be listed at the time the corresponding Options are exercised, then the beneficiaries will receive a cash amount equal to the difference between the market value per Share (determined by multiplying the EBITDA resulting from the latest approved financial statements prepared in accordance with Italian GAAP by 10, subtracting consolidated net debt, and then dividing by the number of shares outstanding as of the exercise date) and the exercise price, multiplied by the number of options exercised. The above calculation will continue to make reference to the latest approved financial statements prepared in accordance with Italian GAAP until a change in the regulations is approved.

Should the Company satisfy in cash, in whole or in part, its obligations deriving from the exercise of Options, then the Company (or the subsidiary for which the beneficiary works) will pay any additional amounts necessary to guarantee that the value received by the beneficiary after the deduction of related personal income taxes is not less than the net value that he would have received had the Company decided to deliver the shares and (where relevant under the applicable fiscal legislation) had the beneficiary sold such shares at the market value per share described above.

As part of the above-mentioned resolutions of the Compensation Committee and the Board of Directors dated, respectively, 6 and 13 September 1999, the Company granted a total of 1,250,000 Options to three beneficiaries (Federico Minoli, Carlo Di Biagio and Massimo Bordi) for 1999, at the terms and conditions set out in the Plan. Subsequently, in compliance with those resolutions, the Managing Director granted a total of 1,909,259 Options to a further 50 beneficiaries prior to 31 December 1999, as reported on the related list filed with the Company’s official papers. The exercise price established for all the Options granted in relation to 1999 is permanently fixed at € 2.879, which was the average of the monthly average official prices for the shares of the Company listed on the Italian Stock Exchange for the months of June, July and August 1999.

At a meeting held on 3 March 2000, the Board of Directors decided to grant Options for 2000 at the terms and conditions set out in the Plan, as described above, and, in particular, to the maximum extent envisaged therein of 3,159,259 Options. The Options were granted with a permanently fixed exercise price of € 2.810 as follows: 500,000 Options granted by the Board to the Managing Director at that time, Federico Minoli, with the remainder, 2,659,259 Options, at the discretion of the Compensation Committee (on the understanding that no beneficiary could receive more than 500,000 Options), which granted them to a further 71 beneficiaries. The Options granted in accordance with the resolution vest in three annual instalments commencing from 31 December 2001 in the following proportions: 50%, 25% and 25%.

Partly as a consequence of the granting of Options in relation to 1999 and 2000, as described above, on 2 May 2000 the Shareholders’ Meeting approved an increase in share capital to service the Options already granted for 1999 and 2000, as well as the Options to be granted in relation to 2001 and 2002 in accordance with the terms of the Plan.  This increase was approved with the total waiver of pre-emption rights pursuant to art. 2441.5 and .8 of the Italian Civil Code, since its purpose was to facilitate share ownership by employees as well as being, with regard to beneficiaries who are consultants or freelance collaborators of the Group, in the corporate interest. In particular, this is a divisible increase in capital, against payment, by a maximum of 12 million ordinary shares in the Company (and therefore with a maximum increase in the nominal value of share capital of € 6,197,482) to be issued subsequent to the exercise of the Options granted to the respective beneficiaries, with dividend rights from 1 January of the year in which each of the related shares is subscribed and paid for, as defined by current legislation; this increase may be made by the Board on several, independent occasions at annual intervals, at the terms and conditions described in the Plan. It was also established that this capital increase must be made by and no later than 31 July 2009, in order to allow for the issue of Shares to service the exercise (within the deadline of 7 years from the grant date) of the Options granted in 2002. The total number of Option beneficiaries in each year from 1999 to 2002 did not exceed 200 persons.

The Shareholders’ Meeting held on 2 May 2000 in both ordinary and extraordinary session also granted a mandate to the Board of Directors, or to an ad hoc committee appointed by the Board or by the articles of association, to do everything necessary in order to implement the capital increase described above.

On 15 March 2001 the Board of Directors authorised the granting of 3,165,000 Options in relation to 2001, at the terms described above. These Options were granted with an exercise price of € 1.9882 as follows:

-	500,000 Options to the Chairman of the Board of Directors, Federico Minoli, and 500,000 Options to the previous Managing Director Carlo Di Biagio,

-	with the remainder, 2,165,000 Options, at the discretion of the Compensation Committee which granted them to a further 73 beneficiaries.

These Options vest in three annual instalments commencing from 31 December 2002 in the following proportions: 50%, 25% and 25%.

On 14 February 2002, the Board of Directors authorised the granting of 3,960,000 Options in relation to 2002, on the terms described above. These Options were granted with an exercise price of € 1.8069 as follows:

-	500,000 Options to the Chairman of the Board of Directors, Federico Minoli, and 500,000 Options to the previous Managing Director Carlo Di Biagio,

-	the remaining 2,960,000 Options were granted to a further 90 beneficiaries.

These Options vest in three annual instalments commencing from 31 December 2003 in the following proportions: 50%, 25% and 25%.

On 13 February 2003, in view of the stock market prices for the Company’s shares, the Board of Directors resolved to replace, with a multiple of “5”, the multiple of “10” used in the formula to calculate the value of Ducati shares should the Options be paid out in cash with the Company no longer listed on the Stock Exchange. The change will affect the Options granted as from the above mentioned resolution.

The Board of Directors did not authorise any grant of Options in relation to 2003.

On 11 March 2004, the Board of Directors approved the Compensation Committee’s proposal of 10 March 2004 to change the Plan by including among the potential beneficiaries of the Plan also 5th and 6th level employees of the Ducati Group, and resolved to grant Options for 2004, at the terms illustrated above, for a total of 3,170,000 Options. These Options were granted with an exercise price of € 1.3170 as follows:

-	500,000 Options to the Chairman of the Board of Directors and Managing Director Federico Minoli,

-	the remaining 2,670,000 Options were granted to a further approximately 65 beneficiaries.

These Options vest in three annual instalments commencing from 31 December 2005 in the following proportions: 50%, 25% and 25%.

On 6 May 2004, the Shareholders’ Meeting in extraordinary session approved a proposed divisible share capital increase for cash, with premium if appropriate, with the waiver of pre-emption rights pursuant to para. 8 of art. 2441 of the Italian Civil Code, to service the company’s stock option plan reserved solely for employees of the Ducati Group, up to a maximum value of € 824,200 and therefore not exceeding 1% of the current share capital, to be implemented by and not after 31 July 2011 through the issue of a maximum of 1,585,000 ordinary shares carrying dividend rights from 1 January of the year in which they are subscribed and become fully paid, as defined by current legislation. This increase is subject to all the conditions specified in the Plan and the following additional requirements: (i) the new shares may only be issued to service, in part or in full, the option rights granted for 2004 to those Employee Beneficiaries whose names have already been identified by the special Committee appointed by the Board, on the terms and conditions established in the Plan; (ii) the shares will be issued at the overall price of € 1.3170 each; (iii) in view of the special dynamics of this capital increase, the length of the implementation period available and its divisibility, the capital increase will be deemed, for all legal effects, to be completed year by year for the amount which, year by year, is properly subscribed and simultaneously paid in.

On 10 March 2005, the Board of Directors authorised the granting of 3,170,000 Options in relation to 2005, at the terms described above. These Options were granted with an exercise price of € 1.0650 as follows:

-	500,000 Options to the Chairman of the Board of Directors and Managing Director Federico Minoli,

-	the remaining 2,670,000 Options were granted to a further approximately 65 beneficiaries.

These Options vest in three annual instalments commencing from 31 December 2006 in the following proportions: 50%, 25% and 25%.

The extraordinary session of the Shareholders’ Meeting held on 5 May 2005 approved an increase in share capital by a maximum of 1,588,000 shares, as described further in the “Other corporate events” section of this report.

The situation regarding this second Stock Option Plan is summarised below:

Stock Option Plans - second plan

	Period ended 30.09.2005				Period ended 30.09.2004

	Number of shares		Exercise price in Euro	Market price in Euro	Number of shares	Exercise price in Euro	Market price in Euro

Rights granted, start of period		14,356,630	2.1120	0.871	11,344,130	2.3066	1.333
New rights granted during the period		3,170,000	1.0650	1.333	3,170,000	1.3170	1.333
Rights exercised during the period		—			—
Rights expiring during the period		65,000			—
Rights granted, end of period	*	17,461,630	1.9240	0.977	14,514,130	2.1048	1.155
of which: vested		10,453,505	2.3686	0.977	8,954,130	2.4487	1.155

* including 2,689,130 to be exercised by 2006, 2,475,000 by 2007, 2,790,000 by 2008, 3,332,500 by 2009, 3,005,000 by 2011 and 3,170,000 by 2012.

Evidently, in addition to the exercise of all the Options, the development of the Stock Option Plans will depend on the decisions to be taken by the Company each year with regard to the granting of options to subscribe for new shares, as against the alternative of making cash payments or own shares.

The provisions of IFRS 2 relating to share-based payments were applied on preparation of the Quarterly Report as of 30 September 2005. In accordance with these provisions, the total fair value of stock options at the grant date must be charged to the statement of operations Changes in their fair value subsequent to the grant date do not alter their initial valuation. The cost of compensation corresponding to the fair value of the options is recognised as a payroll cost on a straight-line basis during the period between the grant date and the vesting date, and the matching entries are credited directly to shareholders’ equity.

The Group has adopted the transitional provisions envisaged by IFRS 2 and, accordingly, has applied the standard to all stock option plans granted after 7 November 2002 that had not already vested on the date that IFRS 2 came into force (1 January 2005). As allowed under the transitional provisions for IFRS 2, no compensation costs have been recognised in relation to stock options granted prior to 7 November 2002.

The effect of adopting this IFRS has been to recognise additional costs of € 387 thousand as of  30 September 2004 and € 968 thousand as of 30 September 2005.

Employee share purchase plan

The employee share purchase plan was approved by the Board of Directors on 14 February 2002,  which  delegated all the necessary powers for its implementation to the Managing Director. This plan is intended to facilitate the purchase of shares by the permanent employees of the Ducati Group resident in Italy, including part-timers and excluding those employees who are also directors of Group companies, (the “Employees”), and is summarised as follows (the “Share Plan”).

The Share Plan is intended to build loyalty of the Employees by enabling them to receive at a discounted price (1/3 of the purchase price to be paid by the Company, up to a maximum of € 1,000 paid by each Employee in each calendar year), ordinary shares in Ducati Motor Holding (the “Shares”) acquired on the Screen-traded Market administered by Borsa Italiana S.p.A. (the “Market”).

In particular, the Share Plan confers on the Employees the right, to be exercised by a certain date in each year, to inform the Company of the total value of Shares that they intend to purchase, up to the maximum annual limit established in the Share Plan (€ 3,000 per employee per calendar year).

Based on the applications received, the Company instructs a broker to acquire the above shares in the Market on its behalf. On the day of the purchase, the Company - via the broker - allocates the Shares to the Employees at the discounted price referred to above. The Shares acquired on this basis cannot be sold by the Employees for a period of 3 years. Specific regulations cover the termination of employment relationships with the Employees.

With regard to the application of company law, the implementation of the Share Plan is subject to the authorisation of the purchase of own shares by the shareholders at an ordinary meeting. In addition, the value of the assistance provided as a result of implementing the Share Plan cannot exceed the Company’s distributable earnings and reserves.

As of 30 September 2005, the Share Plan has not been activated. Accordingly, no provision has been recorded in the consolidated Quarterly Report as of 30 September 2005 in relation to the above Share Plan.

The authorisation of the Board of Directors to purchase and transfer blocks of own shares, approved at the Shareholders’ Meeting held on 5 May 2005, is described further in the “Other corporate events” section of this report.

The parent company did not purchase or sell any own shares during the period ended 30 September 2005. As of 30 September 2005, the parent company holds a total of 3,769,249 own shares which were purchased in prior periods. Following the adoption of IAS 32, these shares are classified as a direct deduction from shareholders’ equity. The purchases of own shares were made in accordance with the shareholders’ authorisation dated 6 May 2004 and disclosed to Consob on a timely basis.

Group sector information

	MOTORCYCLES		SPARE PARTS		ACCESSORIES & APPAREL		OTHER		TOTAL

	Sep. 2005	Sep. 2004	Sep. 2005	Sep. 2004	Sep. 2005	Sep. 2004	Sep. 2005	Sep. 2004	Sep. 2005	Sep. 2004

Net sales	181,761	203,185	33,898	33,620	22,218	25,266	2,449	4,837	240,326	266,908
% of net sales	75.6%	76.1%	14.1%	12.6%	9.3%	9.5%	1.0%	1.8%	100.0%	100.0%
Cost of goods sold	(156,044)	(167,521)	(13,038)	(12,060)	(13,546)	(15,856)	(263)	(1,869)	(182,891)	(197,306)

Gross operating profit	25,717	35,664	20,860	21,560	8,672	9,410	2,186	2,968	57,435	69,602

% of net sales	14.1%	17.6%	61.5%	64.1%	39.0%	37.2%	89.3%	61.4%	23.9%	26.1%
% of gross operating profit	44.8%	51.2%	36.3%	31.0%	15.1%	13.5%	3.8%	4.3%	100.0%	100.0%
Other operating revenues	20,865	20,089	3,234	2,815	3,297	3,530	234	405	27,630	26,839
Selling expenses	(50,570)	(51,093)	(18,756)	(18,832)	(7,793)	(8,834)	8	(77)	(77,111)	(78,836)
General and administrative expenses	(10,776)	(10,635)	(1,934)	(1,733)	(1,267)	(1,301)	(53)	(81)	(14,030)	(13,750)
Other income (charges)	(676)	(1,050)	(123)	(158)	(80)	(119)	(2)	(13)	(881)	(1,340)

Operating profit (loss)	(15,440)	(7,025)	3,281	3,652	2,829	2,686	2,373	3,202	(6,957)	2,515

% of net sales	-8.5%	-3.5%	9.7%	10.9%	12.7%	10.6%	96.9%	66.2%	-2.9%	0.9%
% of total operating profit (loss)	221.9%	-279.3%	-47.2%	145.2%	-40.7%	106.8%	-34.0%	127.3%	100.0%	100.0%
Non-operating income and expense									—	—
Financial income and expense									(6,075)	(6,841)

Result before taxation and minority interests									(13,032)	(4,326)

Minority interest in results									(1)	(11)

Results before taxation									(13,033)	(4,337)

Income taxes									(3,538)	(4,676)

Net profit (loss) for the period									(16,571)	(9,013)

	MOTORCYCLES		SPARE PARTS		ACCESSORIES & APPAREL		OTHER		TOTAL

	III Q. 2005	III Q. 2004	III Q. 2005	III Q. 2004	III Q. 2005	III Q. 2004	III Q. 2005	III Q. 2004	III Q. 2005	III Q. 2004

Net sales	34,373	28,446	11,307	11,314	5,797	5,298	744	1,482	52,221	46,540
% of net sales	65.8%	61.1%	21.7%	24.3%	11.1%	11.4%	1.4%	3.2%	100.0%	100.0%
Cost of goods sold	(32,186)	(27,875)	(5,022)	(4,495)	(3,470)	(3,129)	0	(790)	(40,678)	(36,289)

Gross operating profit	2,187	571	6,285	6,819	2,327	2,169	744	692	11,543	10,251

% of net sales	6.4%	2.0%	55.6%	60.3%	40.1%	40.9%	100.0%	46.7%	22.1%	22.0%
% of gross operating profit	18.9%	5.6%	54.4%	66.5%	20.2%	21.2%	6.4%	6.8%	100.0%	100.0%
Other operating revenues	5,402	6,301	1,365	1,426	1,226	1,191	93	196	8,086	9,114
Selling expenses	(17,308)	(14,631)	(7,518)	(7,778)	(2,756)	(2,737)	(10)	(57)	(27,592)	(25,203)
General and administrative expenses	(2,948)	(2,546)	(772)	(710)	(423)	(386)	(18)	(31)	(4,161)	(3,673)
Other income (charges)	501	(26)	56	(29)	50	(2)	3	6	610	(51)

Operating profit (loss)	(12,166)	(10,331)	(584)	(272)	424	235	812	806	(11,514)	(9,562)

% of net sales	-35.4%	-36.3%	-5.2%	-2.4%	7.3%	4.4%	109.1%	54.4%	-22.0%	-20.5%
% of total operating profit (loss)	105.7%	108.0%	5.1%	2.8%	-3.7%	-2.5%	-7.1%	-8.4%	100.0%	100.0%
Non-operating income and expense									—	—
Financial income and expense									(783)	(2,211)

Result before taxation and minority interests									(12,297)	(11,773)

Minority interest in results									(1)	(14)

Results before taxation									(12,298)	(11,787)

Income taxes									(724)	208

Net profit (loss) for the period									(13,022)	(11,579)

Sector information

The following table indicates the contribution made by each business sector within the Ducati Group to total net sales, gross operating profit and operating profit:

	Motor cycles	Spare parts	Accessories & apparel	Other	Total

Net sales	75.6%	14.1%	9.3%	1.0%	100.0%
Gross operating profit	44.8%	36.3%	15.1%	3.8%	100.0%
Operating profit (loss)	221.9%	-47.2%	-40.7%	-34.0%	100.0%

Motorcycles

Analysis of the statement of operations by sector clearly shows that motorcycles are the dominant sector within the Ducati Group. The decrease in the number of motorcycles sold, the adverse product mix and unfavourable exchange rate movements all adversely affected net sales in the first nine months of 2005 with respect to the comparative period in 2004.

For the same reasons, the sector’s gross operating profit fell from 17.6% to 14.1% of net sales, while operating profit declined from -3.5% to -8.5%.

Spare parts

Sector sales during the first nine months of 2005 were essentially in line with those recorded in the comparative period of last year.

The gross operating profit for this sector has decreased slightly with respect to the prior year, easing from 64.1% to 61.5% of total revenues due to a change in product mix and the operating profit of the sector has decreased slightly with respect to the prior year (9.7% in 2005 with respect to the 10.9% of 2004) due to the higher commercial costs.

Accessories and apparel

Sector sales fell by € 3.0 million, down 12.1%, with respect to the same period of 2004. This adverse performance was principally attributable to accessories, which benefited from an important promotional campaign during the first half of 2004, as well as to delays during 2005 in the supply of silencers for the new Superbike 999.

Despite this lower volume, the sector’s gross operating profit rose from 37.2% to 39.0%, due to an increase in the margin on accessories. For the same reason, operating profit rose from 10.6% of the first nine months of 2004 to 12.7% of the same period of 2005.

Other

The “Other” sector comprises the revenues earned from miscellaneous sales that are not part of the Ducati Group’s core business including, for example, the provision of services. The decrease in net sales reflects a reduction in the rental of racing bikes to satellite teams.

Recent changes in the Ducati Group workforce were as follows:

	30.09.2005		31.12.2004		30.09.2004 period end

	period end	average	period end	average

Managers	59	60	59	61	61
Office staff	531	532	528	538	533
Foremen	17	18	18	19	18
Workmen	535	536	534	549	537

Total	1.142	1.146	1.139	1.167	1.149

The Ducati Group employed 1,142 persons as of 30 September 2005 up by 3 from 1,139 employees at the end of 2004.

Share capital and management and coordination activities

Following a further subscription to the 1997 stock option plan,  a further implementation of the capital increase authorised at the Extraordinary Meeting held on 7 September 1998 took place on 15 June 2005 with the issue of 533,630 new fully subscribed ordinary shares with a total par value of € 277,487.00; accordingly, as of 30.06.2005, share capital increased from € 82,589,731.64 to the current € 82,867,219.24, represented by 159,360,037 ordinary shares without par value, carrying dividend rights from 01.01.2005.

Shareholder information tends to fluctuate since the Company is listed on the stock market, however the names of the principal shareholders and the number of shares held directly by them, disclosed below, have been determined by reference to communications and other information received by the Company in relation to the Shareholders’ Meeting held on 5 May 2005, as well as to any updates received between then and the date of preparing this report:

	Number of shares	%

Tpg Motorcycle Acquisition L.P.	52,657,750	33.04%
Giorgio Seragnoli	7,815,692	4.90%
Ducati Motor Holding S.p.A.	3,769,249	2.37%
Schroder Investment Management Ltd	3,101,649	1.95%
Harris Associates LP	3,015,650	1.89%

There have not been any commercial/or financial transactions with these shareholders.

In addition, considering the new concept of “management and coordination” emerging from the reform of company law (new art. 2497 et seq. of the Italian Civil Code), the Board of Directors has formally declared, with specific reference to relations between the Company and TPG, the relative majority shareholder, that no companies or entities manage or coordinate the Company’s activities since decisions regarding the management of the Company are effectively taken on an independent basis by Ducati Motor Holding S.p.A.. Consequently, Ducati Motor Holding S.p.A. is not subject to management and coordination by any company or body pursuant to art. 2497 of the Italian Civil Code.

Subsidiary companies

The following subsidiaries are controlled directly by the Company:

Ducati France S.A.S. (100% owned).
Ducati Motor Deutschland G.m.b.H. (100% owned).
Ducati Japan Limited (100% owned).
Ducati North Europe B.V. (100% owned).
Ducati U.K. Limited (100% owned).
Ducati Corse S.r.l. (100% owned).
Ducati North America Inc. (100% owned).
Ducati Retail S.r.l. (99% owned; the remaining 1% is held by a minority quotaholder).
Ducati Consulting S.r.l. (85% owned; the remaining 15% is held equally, 5% each, by three minority quotaholders).

Ducati Desmo Finance 1 S.r.l. (DDF1), vehicle for securitisation transactions. DDF1 has been included within the scope of consolidation in accordance with SIC 12, as discussed further below, although the Group has no equity interest in this company or any de facto or legal right of control.

Fellow subsidiaries

None.

Number and nominal value of own shares or shares in parent companies held by the Company, either directly or through trustees.

As of 30 September 2005, the company holds a total of 3,769,249 own shares (3,769,249 as of 31 December 2004 and 3,325,995 as of 30 September 2004). Their reported value reflects the market valuation of these shares as of 30 September 2005: € 1.132 each As from 1 January 2005, upon the adoption of IAS by the company, own shares are classified as a direct deduction from shareholders’ equity.

Number and nominal value of own shares or shares in parent companies purchased or sold during the period

Ducati Motor Holding S.p.A. made purchases of its own shares during 2004, in full compliance with the applicable regulations, either to support the market price of Ducati shares on the Italian stock market or for the Stock Options Plan.

These purchases were made in accordance with the shareholders’ authorisations dated 7 May 2002, 6 May 2004 and 5 May 2005 and were disclosed to Consob on a timely basis. There were no sales or purchases of own shares during the first nine months of 2005.

Significant events subsequent to 30 September 2005

Following the end of the third quarter, acts of disposal of the Company’s treasury shares have been performed. Particularly, the Company’s Specialist deemed that there were the conditions to sell a total aggregate number of 1.924.580 Company’s treasury shares within the limits of the legitimate stabilization activity, in accordance with the Shareholders resolution dated May 5th, 2005.

Research and development activities

During the period concerned the Group continued to carry out study and design activities at the production unit located at via Cavalieri Ducati 3, Bologna, with a view to acquiring new know-how and applying it in the creation and refinement of new products, and for the technological improvement of existing products.

The costs of development projects for the production of motorcycles and engines are only capitalised if the conditions specified in IAS 38 – Intangible assets  (IAS 38. 57), are met, namely:

-	demonstrability of the technical feasibility of the product;
-	the intention of the company to complete the development project;
-	a reliable determination of the costs incurred on the project;
-	the ability to recover the booked values by means of the future expected economic results of the development project.

The capitalized development costs only include incurred costs which can be directly attributed to the development process.

These costs are amortised on a systematic basis from the start of production and for the whole estimated life of the product which is generally equal to five years.

With regard to the nature of these costs, it is confirmed that employment costs solely include employees with technical qualifications.

Technological consultancy costs relate to design and applied development work commissioned from third parties.

The providers of technological consultancy are professionally experienced and possess the specific technical skills required in relation to the development projects concerned; in addition, these consultants are equipped with suitable scientific equipment and have professionally-experienced employees.

Lastly, the cost of instruments and equipment is relevant and appropriate in relation to the actual usage of these assets in the above development activities; the related depreciation charges have been allocated correctly.

The study and design activities mentioned above have helped to achieve all the planned technical results by the end of the period.

In addition, Group companies have presented applications for R&D incentives in relation to the following projects that are currently in progress.

Applications presented by Ducati Motor Holding S.p.A.:

Purpose of the programme (1)	Total investment €	Regulation	Status of application

2873/DSPAR/00	7.512.898,50	Art. 11; Min.D. 8/8/1997	Min. Decree 2264 of 29/12/03
4404/DSPAR/01	1.904.800,00	Art. 11; Min.D. 8/8/1997	Min. Decree 789 of 21/6/04
E01/0001/0	841.960,00	Art. 14, Law 46/82	Min. Decree 86 of 5/8/02
E01/0003/0	1.209.400,00	Art. 14, Law 46/82	Min. Decree 415 of 19/6/03
E01/0004/0	2.706.570,00	Art. 14, Law 46/82	Min. Decree 87 of 5/8/02
E01/0005/0	5.926.680,00	Art. 14, Law 46/82	Min. Decree 88 of 5/8/02
E01/0142/0	17.543.710,00	Art. 14, Law 46/82	Min. Decree 583 of 10/10/03
4729/EC (2)	1.010.000,00	Art. 103, Law 388/00	Min. Decree 941/R2 of 1/12/03
Project 6	651.200,00	Measure 3.1 – Action A PRRIITT Decree 196 of 30/6/2003	Emilia Romagna Reg. Gov. Decree 1205 of 21/6/04
4425/ICT	2.200.000,00	Min.D. 593/00	Awaiting approval
Min. D. 24538 (3)	15.365.200,00	Min. D. 1621/RIC of 18/7/05	Awaiting approval

Applications presented by Ducati Corse S.r.l.:

Project 337	612.920,00	Measure 3.1 – Action A PRRIITT Decree 196 of 30/6/2003	Emilia Romagna Reg. Gov. Decree 852 of 6/6/05

(1)	For confidentiality reasons, only the protocol number allocated by the competent regional/ministerial offices is indicated.
(2)	Project originally presented by Ducati.com S.r.l.
(3)

Co-presenters of the project: Ducati Corse S.r.l., Universities of Modena and Reggio Emilia - Faculty of Mechanical and Civil Engineering, University of Bologna – Faculty of Engineering and Mechanical, Nuclear, and Aeronautical Construction and Metallurgy

During 2003 and 2004, Ducati Motor Holding S.p.A. sent statements of costs eligible for financing (progress reports) to both the Ministry for Productive Activities and San Paolo IMI, the programme manager, regarding the following projects:

-	E01/0001/0, sent on 12/12/03 for a total amount of euro 448,678.04 (costs incurred between 5/11/01 and 31/5/02)
-	E01/0001/0, sent on 12/12/03 for a total amount of euro 528,405.22 (costs incurred between 1/6/02 and 4/5/03)
-	E01/0003/0, sent on 12/12/03 for a total amount of euro 579,908.94 (costs incurred between 1/6/01 and 31/10/03)
-	E01/0003/0, sent on 25/10/04 for a total amount of euro 516,352.78 (costs incurred between 1/11/03 and 31/7/04)
-	E01/0004/0, sent on 28/02/03 for a total amount of euro 790,971.06 (costs incurred between 7/2/01 and 31/12/02)
-	E01/0004/0, sent on 22/12/04 for a total amount of euro 1,153,280.65 (costs incurred between 1/1/03 and 30/11/04)
-	E01/0005/0, sent on 28/2/03 for a total amount of euro 1,883,356,92 (costs incurred between 3/5/01 and 31/12/02)
-	E01/0005/0, sent on 22/12/04 for a total amount of euro 3,426,722.23 (costs incurred between 1/1/03 and 30/6/04)
-	E01/0006/0, sent on 23/12/03 for a total amount of euro 481,203.17 (costs incurred between 2/7/01 and 31/10/03)
-	E01/0142/0, sent on 31/10/03 for a total amount of euro 5,081,387.68 (costs incurred between 6/2/02 and 28/2/03)
-	E01/0142/0, sent on 31/7/04 for a total amount of euro 7,365,294.38 (costs incurred between 1/3/03 and 31/3/04)

During 2003, 2004 and 2005 Ducati Motor Holding S.p.A. sent the Ministry for Productive Activities and San Paolo IMI, the programme manager, applications for extensions regarding the following projects:

-	E01/0003/0, sent on 12/12/03 with justification for the request to extend the completion date for the project to 31/7/04 (extension granted)
-	E01/0004/0, sent on 27/5/04 with justification for the request to extend the completion date for the project to 5/11/05 (extension granted)
-	E01/0005/0, sent on 27/10/04 with justification for the request to extend the completion date for the project to 31/10/05 (extension granted)
-	E01/0006/0, sent on 23/12/03 with justification for the request to extend the completion date for the project to 4/11/04 (extension granted)
-	E01/0142/0, sent on 21/10/05 with justification for the request to extend the completion date for the project to 31/12/06

On 26/10/04 Ducati Motor Holding S.p.A. sent the Ministry for Productive Activities and San Paolo IMI, the programme manager, a waiver statement regarding project E01/0006/0.

During 2004 and 2005, the Ministry for Productive Activities and San Paolo IMI, the programme manager, carried out inspection at Ducati Motor Holding S.p.A. in relation to the following projects:

-

E01/0001/0, on 22/9/04; final inspection of this project completed during 2003. The outcome of the inspection was positive and Ducati Motor Holding S.p.A. has received 90% of the assisted finance and capital grants envisaged by the authorising decree (the remaining 10% will be collected following signature of the “final declaration of obligation”)

-

E01/0142/0, on 28/10/04; interim technical inspection following submission of the second progress report. The outcome of the inspection was positive and Ducati Motor Holding S.p.A. has received the related portion of the assisted finance and capital grants envisaged by the authorising decree

-

E01/0003/0, on 27/4/05; final inspection of the project completed during 2004. Ducati Motor Holding S.p.A. is awaiting receipt of 90% of the assisted finance and capital grants envisaged by the authorising decree (the remaining 10% will be collected following signature of the “final declaration of obligation”)

During 2003, 2004 and 2005, Ducati Motor Holding S.p.A. received assisted finance and capital grants in relation to the following projects (in order of value date received):

-	E01/0005/0, Ducati Motor Holding S.p.A. received assisted finance (1.012% p.a.) amounting to euro 746,761.68 and capital grants amounting to euro 261,114.00 with a value date of 22 July 2003
-	E01/0004/0, Ducati Motor Holding S.p.A. received assisted finance (1.012% p.a.) amounting to euro 470,943.18 and capital grants amounting to euro 118,668.00 with a value date of 22 July 2003
-	E01/0142/0, Ducati Motor Holding S.p.A. received assisted finance (0.960% p.a.) amounting to euro 2,315,769.72 and capital grants amounting to euro 989,208.00 with a value date of 1 April 2004
-	E01/0003/0, Ducati Motor Holding S.p.A. received assisted finance (1.012% p.a.) amounting to euro 290,256.00 and capital grants amounting to euro 85,000.00 with a value date of 4 June 2004
-	E01/0001/0, Ducati Motor Holding S.p.A. received assisted finance (1.012% p.a.) amounting to euro 121,242.24 with a value date of 22 July 2004
-	E01/0142/0, Ducati Motor Holding S.p.A. received assisted finance (0.960% p.a.) amounting to euro 3,157,867.80 with a value date of 14 December 2004
-	E01/0142/0, Ducati Motor Holding S.p.A. received capital grants amounting to euro 1,348,920.00 with a value date of 28 June 2005
-	E01/0001/0, Ducati Motor Holding S.p.A. received capital grants amounting to euro 52,920.00 with a value date of 28 June 2005
-

E01/0001/0, Ducati Motor Holding S.p.A. received capital grants amounting to euro 145,530.00 with a value date of 8 July 2005, and assisted finance (1.012% p.a.) amounting to euro 333,416.16 with a value date of 26 July 2005

-

E01/0004/0, Ducati Motor Holding S.p.A. received capital grants amounting to euro 130,944.00 with a value date of 8 July 2005, and assisted finance (1.012% p.a.) amounting to euro 519,661.44 with a value date of 26 July 2005

-

E01/0005/0, Ducati Motor Holding S.p.A. received capital grants amounting to euro 484,926.00 with a value date of 8 July 2005, and assisted finance (1.012% p.a.) amounting to euro 1,386,843.12 with a value date of 26 July 2005

With reference to the projects listed in the above table, the capital grants collected to date total euro 3,617,230, while the assisted finance received amounts to euro 9,342,761.34. These loans are repayable five years from final approval of the financial and technical statements presented with regard to the authorised duration of each project. The loans remain at an “interest-only” stage from the date of payment until the date of final approval of the technical and financial statements; accordingly, Ducati Motor Holding S.p.A. incurs interest charges (at the assisted rates mentioned above), but has no obligation to make repayments of principal.

Relations with related parties

The following table indicates the principal economic and financial relations with “related parties” during the first nine months of 2005, pursuant to CONSOB communication DEM 2064231 of 30 September 2002 and in accordance with IAS 24.

Relations between the subsidiary companies and Ducati Motor Holding S.p.A. have given rise to the following receivables and payables as of 30 September 2005:

	Financial receivables	Financial payables	Trade receivables	Trade payables

Ducati France S.A.S.	146	—	7.139	336
Ducati Motor Deutschland G.m.b.h.	10	—	10.056	158
Ducati Japan K.K.	—	—	18.270	—
Ducati North Europe B.V.	—	8	1.338	51
Ducati U.K. Limited	—	—	4.570	40
Ducati Corse S.r.l.	486	883	5.253	5.871
Ducati North America Inc.	—	—	20.637	12
Ducati Retail S.r.l.	—	—	170	38
Ducati Consulting S.r.l.	—	64	55	36
Ducati Desmo Finance 1 S.r.l.	1.897	4.764	—	—

Total	2.539	5.719	67.488	6.542

	Costs	Revenues

Ducati France S.A.S.	913	20.981
Ducati Motor Deutschland G.m.b.h.	1.317	11.707
Ducati Japan K.K.	814	12.367
Ducati North Europe B.V.	344	10.044
Ducati U.K. Limited	712	13.994
Ducati Corse S.r.l.	1.537	1.668
Ducati North America Inc.	2.269	34.879
Ducati Retail S.r.l.	599	137
Ducati Consulting S.r.l.	75	26
Ducati Desmo Finance 1 S.r.l.	1.149	200

Total	9.729	106.003

Subsidiary companies operate independently from a financial standpoint, although certain of them benefit from particular types of centralised financing, including loans from Ducati Motor Holding S.p.A., especially at certain stages in their development cycle such as the start-up period or during difficult market conditions.

Distribution subsidiaries are normally able to self-finance their activities from the profits generated by their operations together, where necessary, with the without-recourse factoring of trade receivables.

There is, in fact, a special relationship between Ducati Motor Holding S.p.A. and Ducati Corse S.r.l..

In particular, Ducati Corse S.r.l. was created to separate from Ducati Motor Holding S.p.A., a production and marketing company, all those aspects associated with the world of racing and the related research and development activities. Accordingly, there was a need to regulate in a suitable manner the transactions between these two companies.

As a result, the following contracts have been signed:

-	Lease of the racing business.
-	R&D contract under which Ducati Corse S.r.l. carries out R&D for Ducati Motor Holding S.p.A. in relation to sporting activities, although the results may also be used in the production of motorcycles.
-	R&D contract under which Ducati Corse S.r.l. carries out R&D for Ducati Motor Holding S.p.A. in relation to the development of a GP motorcycle.
-

Licence contract effective from 11 December 2004, under which Ducati Corse S.r.l. has granted Ducati Motor Holding S.p.A. the right to use (i) the “Ducati Corse” brand for the production and distribution of “replica Corse” motorcycles by Ducati Motor Holding S.p.A. (“Licenced Products”) and (ii) the sporting image of Ducati Corse, together with the brand name or otherwise, to promote the products, brands and distinctive marks of Ducati Motor Holding S.p.A., in return for the payment by Ducati Motor Holding S.p.A. of a fixed fee and a variable element (royalty) calculated as a percentage of the price of the Licenced Products.

With reference to relations between the company and its parent, on 25 November 2004 the Board of Directors of the company and the Board of Directors of Ducati Motor Holding S.p.A. approved the intercompany transfer of the “Ducati Corse” brand name (name and team logo) from Ducati Motor Holding S.p.A. to the company at a value, determined by independent professionals, of € 23 million + VAT.

The reasons for this transfer of the brand name to – Ducati Corse S.r.l. – took into account that this company, being directly involved in performing the activities that most enhance the value of the brand, is in the best position to develop it; in addition, consistent with the Ducati Group’s strategies, this transaction more appropriately diversifies the “Ducati Corse” brand from the other “Ducati” brands, considering the way it is used and its target.

The transfer deed was signed on 10 December 2004.

On 9 May 2005, Ducati Corse S.r.l. and Ducati Motor Holding S.p.A., together, obtained a syndicated loan totalling €100 million, as discussed in the “Net financial position” section of this report.

In this regard, on 9 May 2005 the Quotaholders’ Meeting of Ducati Corse S.r.l. resolved to modify the articles of association in order to reserve for the quotaholders the right to grant or transfer any real or guaranteed rights over the “Ducati Corse” brand or any other rights, howsoever described, the granting or transfer of which result in a substantial modification of the corporate objects. This change was required by the Lending Banks in order to strengthen their guarantee from Ducati Corse S.r.l. concerning its full and timely repayment of that portion of the Loan for which it is responsible. Among other rights, the Lending Banks have the right to vote at the Quotaholders’ Meetings of Ducati Corse S.r.l. that resolve on the following matters: changes to the memorandum and/or articles of association; extension of the duration or the early winding-up of the company; appointment of liquidators and determination of criteria for the liquidation process; granting or transfer any real or guaranteed rights over the “Ducati Corse” brand or any other rights, howsoever described, the granting or transfer of which result in a substantial modification of the corporate objects described in the company’s articles of association; mergers and spin-offs. As a consequence of the changes to the articles of association described above, deeds involving the way the “Ducati Corse” brand is used must be decided upon by the Lending Banks, which have a right to vote at the related Quotaholders’ Meetings.

The portion of the Loan allocated to Ducati Corse S.r.l. was used by that company to pay part of the consideration due on the purchase of the “Ducati Corse” brand from Ducati Motor Holding.

As stated in the “securitisation” section, a number of foreign subsidiaries are involved in the securitisation programme.

In operational terms, disposals by the foreign branches involve the sale without recourse of their receivables to Ducati Motor Holding, which then sells them to Ducati Desmo Finance 1.

Other related parties

Relations with other related parties during the period ended 30 September 2005 are summarised below:

	Directors’ emoluments	Collaboration and/or remuneration	Expenses reimbursed

Federico Minoli	*187.500	238,581	58,252
Giorgio Seragnoli	11,250	—	—
Mauro Benetton	11,250	—	—
Massimo Bergami	6,250	—	—
David Bonderman	11,250	—	—
Alessandro M. M. Foti	5,000	—	—
Abel Halpern	11,250	—
Andrea Lipparini	11,250	9,317	—
Paolo Pietrogrande	11,250	—
Dante Razzano	11,250	—	—
Giles Thorley	11,250	—	—
Ulrich Weiss	11,250	—	—

* Waived annual director’s emoluments of € 15,000.

As required by CONSOB communications 97001574 of 20 February 1997 and 98015375 of 27 February 1998 and IAS 24, it is confirmed that the commercial relations with the Ducati Group disclosed in the above table are settled on arms’-length terms.

Two commercial services agreements have been signed with Dream Engine S.r.l., whose sole director and indirect controlling quotaholder was. Federico Minoli until 31 December 2004. These agreements involved, respectively, the organisation of the “Motogiro d’Italia” and the “Centopassi” events which were held during the months of July and September 2004. The invoices recorded as of 31 December 2004 totalled € 566 thousand.

At the meeting of the parent company’s Board of Directors held on 10 February 2005 Federico Minoli informed the Board that he had sold all his direct and indirect interests in Dream Engine S.r.l., thereby eliminating any potential economic interest in the company’s future transactions, if any, with Dream Engine S.r.l., and stated in this regard that the company had signed a sponsorship agreement with Dream Engine S.r.l. concerning the Motogiro d’Italia 2005.

On 19 January 2005 Paolo Pietrogrande, director, explaine to the Board his potential conflict of interest with reference to a service agreement between the company and Contemporanea Progetti S.r.l., in which one of his relations owns a 30% interest, for the design of Ducati’s new stand for trade fairs and other events at a cost of € 40,000.00 + VAT (including expenses).

The Board of Directors previously granted Knowledge Lab S.r.l., in which A. Lipparini holds a 22.5% interest, a contract for the training of personnel which expired in December 2004. The value of this work was about € 12,000. The invoices recorded as of 31 December 2004 totalled € 8 thousand.

The above transactions were conducted on arms’-length terms. Reference is also made to the “Commitments not reflected in the Balance Sheet” section of the explanatory notes as of 31 December 2003 and to the paragraph on “Stock Option  Plans”.

The directors’ direct interests in the shares of Ducati Motor Holding S.p.A. are detailed below:

Directors	Number of shares held as of 30.09.2005

Giorgio Seragnoli	7,815,692
Federico Minoli	225,000

There are no significant relations with other related parties, other than those disclosed in this report on operations or in the explanatory notes.

Outlook for operations

Despite a recovery in terms of sales, third quarter results were unsatisfactory, due to the unfavorable mix and the delay in the production of the Sport Classic bikes which had a negative impact on the company’s profitability.

Our cash control resulted in a reduction in the net financial position despite lower EBITDA.

A recovery in the fourth quarter 2005 is expected thanks to the shipment of approximately 3,500 already reserved high profit Sport Classic bikes.

Anyway, market trends and Company results force us to rethink our cost structure and product mix through a restructuring and relaunch plan whose details and expected results will be presented soon.

Consolidated financial statements and explanatory notes

Ducati Group consolidated balance sheet

	As of 30.09.2005		As of 31.12.2004

	€ 000%		€ 000%

Current assets
Cash and cash equivalents	47,058		49,327
Trade receivables	77,513		118,622
Inventories	102,514		92,293
Other current assets	7,559		10,787
Current assets - Credit Link	—		15,000

Total current assets	234,644	52.2%	286,029	56.9%

Non-current assets
Property, plant and equipment	66,149		70,288
Goodwill and intangible assets with an indefinite life	86,050		86,050
Other intangible assets	40,704		38,268
Equity investments	20		20
Prepaid taxes	21,264		21,665
Other non-current assets	384		403

Total non-current assets	214,571	47.8%	216,694	43.1%

Total assets	449,215	100%	502,723	100%

Current liabilities
Due to banks	48,406		93,738
Current financial liabilities	3,200		57,342
Trade payables	77,567		77,463
Due to tax authorities	5,382		8,298
Other current liabilities	19,326		15,936
Provisions for risks and charges - current portion	4,726		4,726

Total current liabilities	158,607	35.3%	257,503	51.2%

Long-term liabilities
Long-term debt, net of current portion	115,912		51,913
Provisions relating to employees	9,096		8,482
Deferred taxation	13,628		12,207
Due to tax authorities	—		1,292
Other long-term financial liabilities	9,405		11,869
Provisions for risks and charges - long-term portion	1,663		1,663

Total long-term liabilities	149,704	33.3%	87,426	17.4%

Total liabilities	308,311	68.6%	344,929	68.6%

Shareholders’ equity
Share capital	82,867		82,590
Share premium	16,769		16,662
Revaluation reserve	46,265		46,265
IFRS transition reserve	3,642		3,578
Other reserves	4,130		5,546
Retained earnings	3,785		6,606
Net results for the period	(16,571)		(3,469)

Total Group shareholders’ equity	140,887	31.4%	157,778	31.4%

Minority interest	17		16

Total liabilities and shareholders’ equity	449,215	100%	502,723	100%

Ducati Group consolidated statement of operations

	As of 30.09.2005		As of 30.09.2004

Net sales	240,326		266,908
Cost of sales	(182,891)		(197,306)

Gross operating profit	57,435	23.9%	69,602	26.1%

Other operating revenues	27,630		26,839
Selling expenses	(77,111)		(78,836)
General and administrative expenses	(14,030)		(13,750)
Other expenses	(881)		(1,340)

Operating profit	(6,957)	(2.9)%	2,515	0.9%

Financial income	2,121		1,533
Financial charges	(7,604)		(7,726)
Exchange gains and losses	(592)		(648)

Result before taxation	(13,032)	(5.4)%	(4,326)	(1.6)%

Taxation	(3,538)		(4,676)

Net result including minority interest	(16,570)	(6.9)%	(9,002)	(3.4)%

Net result attributable to minority interest	(1)		(11)

Net result attributable to the Group	(16,571)	(6.9)%	(9,013)	(3.4)%

Basic earnings/(loss) per share*	(0.1067)		(0.0572)
Diluted earnings/(loss) per share**	(0.1067)		(0.0572)
Number of shares	159,360,037		158,826,407

* Basic earnings per share represents the Group’s interest in the net results (adjusted to take account of the minimum dividend payable on the savings shares), divided by the weighted-average number of ordinary shares in circulation during the period, excluding the own shares held.

**Diluted earnings per share is determined by adjusting the weighted-average number of ordinary shares in circulation on the assumption that all potential ordinary shares with a diluting effect will be converted. The Ducati Group’s stock options fall into the category of potential ordinary shares with a diluting effect.

Ducati Group consolidated quarterly statement of operations

	III Quarter 2005		III Quarter 2004

Net sales	52,221		46,540
Cost of sales	(40,678)		(36,289)

Gross operating profit	11,543	22.1%	10,251	22.0%

Other operating revenues	8,086		9,114
Selling expenses	(27,592)		(25,203)
General and administrative expenses	(4,161)		(3,672)
Other expenses	610		(52)

Operating profit	(11,514)	(22.0)%	(9,562)	(20.5)%

Financial income	624		504
Financial charges	(1,138)		(2,314)
Exchange gains and losses	(269)		(401)

Result before taxation	(12,297)	(23.4)%	(11,773)	(25.3)%

Taxation	(724)		208

Net result including minority interest	(13,021)	(24.9)%	(11,565)	(24.8)%

Net result attributable to minority interest	(1)		(14)

Net result attributable to the Group	(13,022)	(24.9)%	(11,579)	(24.8)%

Basic earnings/(loss) per share*
Diluted earnings/(loss) per share**
Number of shares	159,360,037		158,826,407

Shareholders’ equity

The changes in shareholders’ equity are reported below:

	As of 31.12.2004	Allocation of prior period results	Effect of transition to IFRS 01.01.2005	Changes in cumulative translation adjustment	Increase in share capital on exercise of stock options	Other movements		Results for the period	As of 30.09.2005

Share capital	82,590	—	—	—	277	—		—	82,867
Share premium	16,661	—	—	—	108	—		—	16,769
Revaluation reserve, Law 342	46,265	—	—	—	—	—		—	46,265
Legal reserve	287	—	—	—	—	—		—	287
Reserve for own shares held	3,283	—	(3,283)	—	—	—		—	—
Cumulative trans. adjustment	(989)	—	—	1,546	—	—		—	557
IFRS transition reserve	3,578	—	64	—	—	—		—	3,642
Retained earnings and other reserves	9,572	(3,469)	—	—	—	968	*		7,071
Result for the period	(3,469)	3,469	—	—	—			(16,571)	(16,571)

Total Shareholders’ Equity	157,778	—	(3,219)	1,546	385	968		(16,571)	140,887

* This amount represents the valuation of the stock option plans, the matching entry for which is reflects in the results for the period.

Statement of consolidated cash flows

	As of 30.09.2005 € 000	As of 30.09.2004 € 000

Cash flow generated by operating activities
Result for the period	(16,571)	(9,013)
Translation adjustment	1,546	260
Adjustments to reconcile the net result with the movements of funds generated by (use in) operating activities
- Non-monetary cost of stock options	968	387
- Amortisation, depreciation and write-downs	21,392	21,617
- Interest paid (collected)	2,850	3,916
Effect of changes in operating assets and liabilities
- Change in operating capital	30,992	15,092
- Other current assets	3,228	2,403
- Other current liabilities	3,390	850
- Due to tax authorities	(7,058)	(8,989)
- Prepaid (deferred) taxation, net	1,822	(1,392)
- Provisions relating to employees	614	718
- Other provisions for risks and charges	—	81

Net cash generated by operating activities (A)	43,173	25,930

Cash flow (used in) generated by investing activities
Increase in property, plant and equipment	(6,504)	(6,653)
Increase in intangible assets	(13,385)	(8,009)
Proceeds from disposal of property, plant and equipment	201	404
Decremento (incremento) partecipazioni	—	(8)
Other non-current assets	19	110

Net cash used in investing activities (B)	(19,669)	(14,156)

Cash flow generated from operating activities, net of cash used in investing activities (A-B)	23,504	11,774

Cash flow (used in) generated by financing activities
Net change in other assets (financial liabilities)	(36,690)	(10,274)
Financial assets - Credit Link	15,000	—
Interest paid	(1,249)	—
Increase in share capital and reserves	385	235
Changes in shareholders’ equity on adoption of IAS 32, 39 on 1 January 2005	(3,219)	—
Change in minority interest	—	27

Cash flow used in financing activities	(25,773)	(10,012)

Increase (decrease) in cash on hand, bank deposits and securities	(2,269)	1,762

Cash and cash equivalents, beginning of period	49,327	33,973

Cash and cash equivalents, end of period	47,058	35,735

	Period ended 30.09.2005 € 000	Period ended 30.09.2004 € 000

Change in the net financial position
Net cash generated by operating activities	43,173	29,381
Net cash used in investing activities	(19,669)	(14,156)
Increase in share capital and reserves	385	235
Changes in shareholders’ equity on adoption of IAS 32, 39 on 1st Jan.05	(3,219)	—
Change in minority interests	—	27

	20,670	15,487

Scope of consolidation

The scope of consolidation as of 30 September 2005 comprises the Parent Company, Ducati Motor Holding S.p.A., and the following subsidiary companies:

Company	Location	Share capital € 000	% held		% held by the Group

			direct	indirect	30.09.2005	30.09.2004	31.12.2004

Ducati Deutschland G.m.b.H.	Cologne (D)	256	100%	—	100%	100%	100%
Ducati France S.A.S.	Paris (F)	605	100%	—	100%	100%	100%
Ducati Japan K.K.	Tokyo (J)	143	100%	—	100%	100%	100%
Ducati North Europe B.V.	The Hague (H)	19	100%	—	100%	100%	100%
Ducati U.K. Limited	Milton Keynes (U.K. )	71	100%	—	100%	100%	100%
Ducati North America Inc.	Cupertino (USA)	327	100%	—	100%	100%	100%
Ducati Corse S.r.l.	Bologna (I)	15,000	100%	—	100%	100%	100%
Ducati Retail S.r.l.	Bologna (I)	110	99%	—	99%	99%	99%
Ducati Consulting S.r.l.	Bologna (I)	100	85%	—	85%	85%	85%
Ducati Desmo Finance 1 S.r.l.	Conegliano (I)	10	—	—	—	—	—

The share capital of Ducati Japan K.K., Ducati North America Inc. and Ducati U.K. Limited has been translated to Euro using the period-end exchange rates.

The only change in the scope of consolidation since 30 September 2004 was the absorption of Ducati.Com S.r.l. by Ducati Motor Holding S.p.A. on 10 December 2004. The absorbed company was wholly owned by the absorbing company. This merger took legal effect from 31 December 2004, with tax and accounting effect from 1 January 2004.

Ducati Desmo Finance 1 S.r.l. has been included within the scope of consolidation in accordance with SIC 12, as discussed further below, although the Group has no equity interest in this company or any de facto or legal right of control.

There have not been any changes in the scope of consolidation since 31 December 2004.

Explanatory notes to the consolidated quarterly report as of 30 September 2005

The consolidated quarterly report for the nine-month period ended 30 September 2005 comprises the financial statements of the parent company, Ducati Motor Holding S.p.A., and the subsidiary companies over which it exercises direct or indirect control (the “Group”).

The consolidated quarterly report for the nine-month period ended 30 September 2005 was approved by the Board of Directors of Ducati Motor Holding S.p.A. on...

Reference regulations

Further to the enforcement of European Parliament and Commission Regulation EC 1606/2002 of 19 July 2002, commencing from 2005, companies with a listing on a regulated market within the European Union must prepare consolidated financial statements in accordance with the international accounting standards (IFRS) issued by the International Accounting Standards Board and approved by the European Commission. The IFRS are understood to include all the revised international accounting standards (“IAS”) and all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), which was previously known as the Standing Interpretations Committee (“SIC”).

The consolidated quarterly report as of 30 September 2005 was prepared in compliance with art. 81 of the “Enabling regulations for Decree 58 of 24 February 1998 regarding issuers” (Consob decision 11971 of 14 May 1999 and subsequent amendments), as modified by Consob resolution 14490 of 14 April 2005. The consolidated quarterly report as of 30 September 2005 was prepared in accordance with the international accounting standards (IFRS) for interim financial statements The financial statements have been prepared in accordance with IAS 1, while the notes are presented in a condensed form, as allowed by IAS 34, and, accordingly, do not include all the information that would be required for annual financial statements prepared in accordance with IFRS.

The interim consolidated financial statements for the six-months period ended 30 June 2005 are the first to be prepared under IFRS.   Accordingly, IFRS 1 (First- time adoption of International Financial Reporting Standards) was adopted in relation to the half-yearly report. The reconciliations required by IFRS 1 of the reported shareholders’ equity, net results and cash flows with those determined using Italian accounting standards are set out, together with a description of the transition to international accounting standards, in the Appendix attached to the consolidated quarterly report for the six-months period ended 30 June 2005 as approved by the Board of Directors on 29 September 2005 and disclosed to the market on 30 September 2005.

The criteria described in this report might not coincide with the requirements of the IFRS in force as of 31 December 2005, due to future decisions by the European Commission regarding the approval of international accounting standards or to the issue of new standards, interpretations or guidance by the International Accounting Standards Board (IASB) or the International Financial Reporting Interpretations Committee (IFRIC).

Accounting policies

The consolidated financial statements are expressed in thousands of Euro (€). The preparation of interim financial statements in accordance with IAS 34 - Interim Financial Reporting requires judgment, estimates and assumptions that have an effect on the reported value of assets, liabilities, costs and revenues. The actual results may differ from those obtained by using these estimates.

Preparation of the interim consolidated financial statements in accordance with IAS 34 has involved a change in accounting policies with respect to those used to prepare the last financial statements in accordance with Italian accounting standards. The accounting policies adopted for the preparation of the interim consolidated financial statements as of 30 September 2005 have also been applied on a consistent basis to all the comparative periods presented, with the exception of the retrospective application of IAS 32 and IAS 39 relating, in particular, to the recording of financial instruments (recording of exchange and interest-rate hedges, own shares and loan-arrangement costs), the effects of which are presented commencing from 1 January 2005, as allowed by IFRS 1. The accounting policies applied to the opening balance sheet as of 1 January 2004, prepared for the transition to IFRS, are described, as required by IFRS 1, in the Appendix attached to the consolidated quarterly report for the six-months period ended 30 June 2005 as approved by the Board of Directors on 29 September 2005 and disclosed to the market on 30 September 2005.

The accounting policies have been applied on a consistent basis by all Group companies.

Consolidation principles

Subsidiary companies

These include companies in which the Group exercises control. This control exists when the company has the power--directly or indirectly--to determine the financial and operational policies of the company for the purpose of drawing benefit from the latter’s activities. As a result, subsidiaries include the vehicle (Ducati Desmo Finance 1 S.r.l.) associated with the securitisation operation implemented as described in further detail below. When businesses are acquired, their identifiable assets, liabilities and contingent liabilities are recorded at the fair value at the time of acquisition. The positive difference between the purchase cost and the profit-sharing quota of the Group in the current value of these assets and liabilities is classified as goodwill and is booked in the financial statements as an intangible asset. A potential negative difference (“negative goodwill”) is, on the other hand, booked in the income statement at the time of purchase.

 The financial statements of subsidiaries are included within the consolidated financial statements as of the date in which control is gained in the subsidiary and up until the time in which this control ceases to exist. The minority interest in the shareholders’ equity and results for the year is reported separately in the consolidated balance sheet and income statement, respectively.

Associated companies and companies under joint control

The Group does not hold any equity interests in associated companies or companies under joint control as of 30 September 2005.

Equity investments in other companies

Equity investments in other companies (usually with an ownership share of less than 20%) are recorded at cost and are written down as necessary to reflect any permanent losses in value. Dividends received from these companies are included under the item Profits (losses) from equity investments.

Transactions reversed upon consolidation

In drafting the consolidated financial statements, all balances and significant operations between the companies of the Group--as well as unrealized gains and losses from intra-group operations--have been eliminated. Potential and unrealized gains and losses from operations with non-consolidated companies are eliminated in proportion to the value of the equity investment detained by the Group in these companies.

Consolidation of foreign companies

The financial statements of the foreign subsidiaries Ducati North America Inc., Ducati Japan K.K. and Ducati U.K. Ltd, are expressed in dollars, yen and pounds sterling respectively. These statements are translated using the period-end exchange rates for assets and liabilities and the average exchange rates for the period for the statement of operations. The resulting translation differences are reflected in the “Cumulative translation adjustment” within consolidated shareholders’ equity. At the time of a potential transfer of the equity investment the accumulated exchange rate differences that are reported in shareholders’ equity in the cumulative translation adjustment item are recorded in the income statement. Goodwill and adjustments to the fair value identified on the acquisition of a foreign company are recorded in the currency concerned and translated using the period-end exchange rate.

The following exchange rates have been applied:

Currency	30.09.2005		30.09.2004		31.12.2004

	period end	average	period end	average	period end	average

US Dollar	1.2042	1.2635	1.2409	1.2257	1.3621	1.2433
Yen	136.25	136.026	137.17	133.509	139.65	134.398
GB Pounds	0.68195	0.68522	0.6868	0.67310	0.70505	0.6786

During the adoption of the IFRS, the cumulative translation differences that are generated during the consolidation of foreign companies lying outside the Euro zone have been brought to zero, as allowed by IFRS 1 (IFRS 1.21); capital gains or losses deriving from the subsequent transfer of these companies will only include the cumulative translation differences that were generated after January 1st, 2004.

Accounting policies

Foreign currency transactions

The functional and reporting currency adopted by the Ducati Group is the Euro (€). Foreign currency transactions are recorded initially using the exchange rates applying on the date they took place. Monetary assets and liabilities that are denominated in foreign currency on the date of reference of the financial statements are translated using the exchange rate that is in effect on that date. The exchange rate differences generated by the cancellation of monetary entries or by their translation using exchange rates that are different from those which were used at the time of their initial recording during the year or in previous financial statements are recorded in the income statement. Non-monetary entries valued at historical cost in foreign currency are translated by using the exchange rate that was effective on the date of initial recording of the operation. Non-monetary, foreign currency items stated at fair value are translated using the exchange rates applying at the time such values were determined.

Own shares

As of January 1st, 2005, own shares are booked in reduction of shareholders’ equity. The original cost of the own shares and the revenue deriving from potential successive sales are recorded as movements in shareholders’ equity.

Given that the Ducati Group has applied IAS 32 with effect from 1 January 2005, the own shares held as of 31 December 2005 have been classified in accordance with the previous Italian accounting standards described in the Appendix attached to he consolidated quarterly report for the six-months period ended 30 June 2005 as approved by the Board of Directors on 29 September  2005 and disclosed to the market on 30 September 2005.

Sales of receivables

The Ducati Group securitises a significant portion of its trade receivables;  the details of this programme are described later in the “Securitisation” section”.

The securitisation operation involves the factoring without recourse of a portfolio of receivables to a special purpose entity (henceforth, SPE) which was specifically created for the securitisation operation as per Law 130/99.

The vehicle company finances the purchase of these receivables via the issue of securities guaranteed by them (asset-backed securities), being securities whose repayment and interest flows depend on the cash flows generated by the portfolio of receivables. The asset-backed securities are divided into classes depending on their seniority and rating: the most senior classesare placed in the market and taken up by investors; the more junior classes,  whose repayment is subordinated to that of the senior classes, are normally taken up by the seller. Accordingly, the residual involvement of the seller in the receivables sold is limited to the value of the junior securities taken up.

In accordance with SIC-12 – Consolidation - Special-purpose entities (SPE), the vehicle company is included within the scope of consolidation since  subscription by the seller for the asset-backed junior securities results, in substance, in the acquisition of control over the SPE.

Inventories

Inventories are stated at the lower of purchase and/or production cost or their corresponding estimated realisable value, which is determined based on market conditions having regard for the related selling expenses. Purchasing costs include the amounts paid to suppliers and any directly related charges. Manufacturing costs include the expenses incurred to bring products to their present state and condition at the balance sheet date. These include both specific product costs and the general production overheads that are attributable to them. In particular, all types of inventory are valued on a F.I.F.O. cost basis. Inventories are stated net of an allowance that reflects losses on obsolete and slow-moving items.

Property, plant and equipment

Cost

Property, plant and equipment are recorded at purchase or conferral cost, including any directly related charges. Ordinary maintenance and repair expenditure that does not increase the value of the assets concerned is expensed as incurred. Improvement expenditure that increases the useful lives of property, plant and equipment is capitalised and depreciated over the residual lives of the assets concerned. All other costs are recorded in the income statement at the time incurred.

At the time of the transition to IFRS on 1 January 2004, the exemption allowed by IFRS 1 (IFRS 1.16) was applied to the valuation of “Buildings” which, accordingly, were recorded at deemed cost, being their fair value on that date determined by an independent appraisal.

Depreciation

Property, plant and equipment are systematically depreciated on a straight-line basis using rates considered to reflect fairly the residual, economic and technical useful lives of the related assets. As of 31 December 2004, having regard for the imminent application, from 2005, of IFRS to the consolidated financial statements of listed companies, the Group commissioned an independent appraisal to verify the residual utility of the various categories of property, plant and equipment, and the allocation of cost within “land and buildings” between the individual categories of “land” and “buildings”. Based on this analysis, the Group has amended the estimated residual economic-technical useful lives of certain categories of asset, including in particular: general plant (from 10 to 15 years), specific plant (from 5/7 to 12 years) and robotized work stations (from 4.5 to 12 years). Had the above adjustments been applied in relation to the comparative information as of 30 September 2004, the results for the period ended 30 September 2004 would have been greater by € 872 thousand, net of the theoretical tax effect. The following annual depreciation rates were used as of 30 September 2005:

Annual depreciation rates

Buildings	3-10%
Plants and machinery	6.6-8.3%
Industrial and commercial equipment	25-30%
Other assets	10-25%

As required by IAS 17, significant fixed assets acquired under finance leasing contracts--and through which all the risks and benefits of the property are substantially transferred to the Group--are recorded using finance lease accounting methodology. This involves capitalization of the original value of the asset and recognition of the outstanding principal due to the provider of finance, as well as the depreciation of the asset over its estimated economic and technical useful life. The relative payments are set off against the dept in relation to the principal portion, while the interest portion is recorded in the statement of operations.

Goods subject to leasing contracts where the lessor essentially maintains all the risks and benefits linked to ownership are classified as operating leases. Costs referring to operating leases are recorded in the income statement for the whole duration of the leasing contract.

Intangible assets

Goodwill

When businesses are acquired, their identifiable assets, liabilities and contingent liabilities are recorded at the fair value at the time of acquisition. The positive difference between the purchase cost and the profit-sharing quota of the Group in the current value of these assets and liabilities is classified as goodwill and is booked in the financial statements as an intangible asset. A potential negative difference (“negative goodwill”) is, on the other hand, booked in the income statement at the time of purchase.

Goodwill is deemed to be an asset with an indefinite life and is not amortised, but subjected to impairment testing each year, or more frequently if there is evidence (specific events, changed circumstances) of a possible loss of value, as required by IAS 36 – Impairment of assets and described further below in the “Impairment of assets” paragraph”.

At the time of transfer of part or all of the company that was previously acquired and whose acquisition yielded goodwill, the corresponding residual value of the latter is taken into account when determining any capital gains or losses from the transfer.

On the first-time adoption of IFRS, the Group elected not to apply IFRS 3 – Business combinations with retroactive effect for the businesses acquired before 1 January 2004; accordingly, the goodwill arising on acquisitions prior to the IFRS transition date is stated at the value previously determined under Italian accounting standards, subject to recognition of any losses in value identified.

The goodwill with indefinite life recorded by the parent company and arising on the consolidation of subsidiaries is not amortised on a systematic basis, but subjected to an annual recoverability test, as described in the “Impairment of assets” paragraph, performed in relation to the cash-generating unit to which the goodwill concerned was allocated by management. Potential write-downs are not subject to subsequent restorations of value.

Development costs

The costs of development projects for the production of motorcycles and engines are only capitalised if the conditions specified in IAS 38 – Intangible assets  (IAS 38. 57), are met, namely:

-	demonstrable technical feasibility of the product;
-	the intention of the company to complete the development project;
-	a reliable determination of the costs incurred on the project;
-	the recoverability of the amounts recorded from the future economic benefits expected to derive from the development project.

The capitalized development costs only include incurred costs which can be directly attributed to the development process.

These costs are amortised on a systematic basis from the start of production and for the whole estimated life of the product which is generally equal to five years.

All other development costs are recorded in the income statement as incurred.

Brand name

The brand name is deemed to be an intangible asset with an indefinite useful life and is not amortised, but subjected to impairment testing each year, or more frequently if there is evidence (specific events, changed circumstances) of a possible loss of value, as required by IAS 36 – Impairment of assets and described further below in the “Impairment of assets” paragraph”.

Other intangible assets

Other purchased or internally-produced intangible assets are recorded, in accordance with IAS 38 – Intangible assets, when it is likely that their use will generate future economic benefits and their cost can be determined on a reliable basis.

These assets are stated at purchase or production cost and are amortised on a straight-line basis over their estimated useful life if the latter is finite. Intangible assets with an indefinite useful life are not amortised, but subjected to impairment testing each year, or more frequently if there is evidence of a possible loss of value, as described further below in the “Impairment of assets” paragraph”.

The costs of arranging loans and issuing bonds were recorded as fixed assets as of 31 December 2004, in accordance with Italian accounting standards, and amortised over the lives of the related loans. IAS 39 has been applied from 1 January 2005 and the residual book value of these deferred costs at that date has been eliminated and considered in the valuation, on an amortised-cost basis , of the related loans and bonds.

Other intangible assets which were recorded after the acquisition of a company are booked separately from goodwill if their current value can be determined in a reliable fashion.

Profits or losses deriving from the alienation of an intangible asset are determined as the difference between the transfer value and the book value of the asset, and are recorded in the income statement at the time of the alienation.

Impairment of assets

At least once each year, the Group verifies the recoverability of the book value of its tangible and intangible assets (including capitalised development costs), in order to determine if there is any evidence that such assets may have suffered a loss in value. If there is any such evidence, the recoverable value of the assets concerned is estimated to determine the extent of the related loss in value. Intangible assets with an indefinite useful life and intangible assets in process of formation are subjected to an impairment test each year, or more frequently if there is evidence of a possible loss of value (IAS 36.10a).

When the recoverable value of an individual asset cannot be estimated, the Group estimates the recoverable value of the cash-generating unit to which the asset belongs.

The recoverable value of an asset is the greater of its fair value net of selling costs or its value in use. The value in use of an asset is determined with reference to its detailed income stream (layer valuation), gross of taxation, applying a pre-tax discounting rate that reflects current market assessments of the time value of money and the risks specific to the asset. A loss in value is recognised if recoverable value is lower than book value. A loss in value is recognised if recoverable value is lower than book value. If, subsequently, an impairment loss other than for goodwill is recovered, in whole or in part, the book value of the asset or cash-generating unit is increased to reflect the new estimated recoverable value, without exceeding the value that would have been reported had no losses in value been recorded previously. The recovery of an impairment loss is recognised immediately in the statement of operations.

Financial instruments

IAS 39 has been applied since January 1st, 2005 to all the financial items of assets and liabilities and to all the financial instruments with the exception of certain categories which are strictly established by the IAS 39 itself. IAS 32--which is linked to IAS 39--is applicable for all financial assets and specifies the criteria that must be applied in order to correctly present the financial statements.

Since the international accounting standards relating to these transactions (IAS 39 and 32) have been applied with effect from 1 January 2005, the consolidated balance sheet as of 31 December 2004 and the consolidated statement of operations for the period ended 30 September 2004 continue to report them in accordance with Italian accounting standards.

With regards to the Ducati Group, the primary financial instruments include the following:

-	Cash and cash equivalents

Cash and cash equivalents include bank deposits and cash on hand stated at nominal value.  As of 31 December 2004, they also include own shares valued on the basis described in the “Own shares” paragraph”.

-	Trade receivables

Trade receivables collectible on normal trade terms are not discounted and are stated at cost (represented by their nominal value), net of any losses in value. The value of unrecoverable amounts is estimated with reference to the present value of expected cash flows.

-	Investments in other companies

Investments in other companies are stated at cost, net of any write-downs, which approximates their fair value.

-	Long-term securities

These comprise financial assets that the Group intends and is able to hold until maturity. Held-to-maturity securities are recorded with reference to the trade date and valued, at that time, at acquisition cost including any transaction charges.

-	Trade payables

Trade payables falling due on normal trade terms are not discounted and are stated at cost (represented by their nominal value).

-	Other financial assets and liabilities

Other financial assets that the Group intends and is able to hold until maturity are recorded at cost, represented by the fair value of the initial consideration given in exchange plus the related transaction costs. Following initial recording, the financial assets with a pre-determined maturity date that are not listed in an active market, and whose fair value cannot be determined on a reliable basis, are valued on an amortised cost basis using the effective interest method. Financial assets without a pre-determined maturity date are valued at acquisition cost. Valuations are performed on a regular basis in order to determine if there is any objective evidence that a financial asset or group of assets may have suffered a loss of value. If such objective evidence is identified, the loss of value is recorded as a cost in the statement of operations for the period.

With the exception of derivative financial instruments, financial liabilities are initially recorded at cost, represented by the  fair value  of the liability, net of any transaction costs directly attributable to its creation. Following initial recording, financial liabilities are valued on an amortised cost basis using the original effective interest method.

Derivative financial instruments

Derivative financial instruments are only used for the purpose of hedging against risks derived from fluctuations in exchange rates, interest rates and market prices. As required by IAS 39, derivative financial instruments are only recorded on a hedge accounting basis when, at the start of the hedge , they are formally designated as such, the hedge relationship is documented, the hedge is expected to be highly effective, such effectiveness can measured reliably and the hedge proves highly effective over the various accounting periods it is designated to cover.

In order to hedge exchange-rate risk, the Group arranges derivative contracts to cover expected total orders. Although the Group considers these contracts to be hedges, they do not meet all the conditions established in IAS 39; accordingly, these derivative financial instruments are stated at their fair value  and the gains and losses arising from their valuation on this basis are recorded immediately in the statement of operations. fair value

Factored receivables

If the Ducati Group sells receivables without recourse to factoring companies, excluding those covered by the securitisation contract, such receivables are eliminated from the balance sheet at the time of the disposal since they meet the derecognition requirements established in IAS 39.

Provisions for risks and charges

The Group records provisions for risks and charges when there is a legal or implicit obligation to third parties, it is likely that the Group’s resources will have to be used to settle such obligation, and the amount of the obligation concerned can be estimated reliably.

Changes in such estimates are recorded in the statement of operations for the period in which such changes are identified.

Provisions represents the best estimate of the amount the Group would have to pay at period end to settle the obligation or transfer it to third parties. If the discounting effect on the value of money is significant, these provisions are determined by discounting the expected future cash flows using a pretax discount rate that reflects current market assessments of the time value of money. Following discounting, the increase in the provision due to the passage of time is recorded as a financial charge.

Employee benefits

Pension plans

The employees’ leaving entitlements (TFR) recorded by the Group’s Italian companies are deemed to represent a defined-benefits plan and are recorded in accordance with the related international accounting standard (IAS 19).

The Group’s obligation to fund the provisions for defined-benefit pension plans and the annual charge to the statement of operations are determined by independent actuarial valuations. On the first-time adoption of IFRS, the Group decided to record all the actuarial gains and losses accumulated up until 1 January 2004, despite having elected to apply the corridor method in relation to subsequent actuarial gains and losses.

The liability for benefits to be paid on the termination of employment recorded in the balance sheet represents the present value of the defined-benefits obligation, as adjusted by the related actuarial gains and losses.

The Group’s foreign companies do not have any significant pension plans.

Compensation in the form of stock options

The Group recognises additional benefits to certain managers, staff and consultants via stock option plans. In accordance with IFRS 2 – Share-based payments, the total fair value of stock option  at the grant date must be charged to the statement of operations as a cost. Changes in the current value after the allotment date have no effect on the initial valuation. The cost of compensation corresponding to the fair value of the options is recognised as a payroll cost on a straight-line basis during the period between the grant date and the vesting date, and the matching entries are credited to shareholders’ equity.

The Group has applied the exemption allowed by IFRS 1 (IFRS 1.25b) and, accordingly, has applied the standard to all stock option plans granted after 7 November 2002 that had not already vested on the date that IFRS 2 came into force (1 January 2005).

Revenues and costs

Costs and revenues are recorded by the Group to the extent that an inflow or outflow of economic benefits is likely, and their amount can be estimated on a reliable basis. Revenues and other proceeds, costs and charges are recorded net of returns, discounts, allowances and rebates.

Revenues from the sale of goods are recognised at the time of delivery to the freight forwarders when, under the related contract terms, ownership passes to the purchaser or, in the case of sales with the reservation of title, the latter essentially accepts all the risks normally associated with ownership.

Sponsorship revenues are recognised as other operating revenues on an accruals basis over the lives of the related contracts, which usually reflect the length of the sporting season; the remuneration of the riders and the racing team are recognised on an accruals basis, with reference to the duration of the contracts concerned.

The cost of services is recognised on an accruals basis at the time they are received.

Grants from the Ministry for Productive Activities are recorded as other operating revenues when the right to receive them is established, which generally coincides with the expiry of the contractually agreed payment period of 60 days from the presentation of the related progress reports. Under the terms of the concession decrees and in the absence of any objection from the Ministry for Production Activities or the program manager, the Group believes that it is entitled to collect the grants and that the revenue has become certain, even though the amounts will only be paid out when the related liquidity becomes available to the program manager.

If the grants relate to capitalised charges, they are deferred and released to match the related amortisation expense.

Financial income and expense is recognised on an accruals basis with reference to the interest accrued on the net value of the related financial assets and liabilities, determined using the effective interest rate.

Cost of sales

Cost of sales include the cost of production or purchase costs for sold products and goods. It includes all material costs, external manufacturing costs, direct and indirect production labor costs and costs associated with entry logistics and internal handling, in addition to any general expenses associated with production. Cost of sales also includes: non-capitalized research and development costs, capitalized amortisations relative to R&D expenses, the depreciation of the buildings, plants and machinery that are used for production, as well as the write-downs of inventories and the provisions that are recorded to cover the estimated costs relative to guarantees on products which were sold at the time of a sale with dealers/importers.

Taxation

Income tax include all taxes applied to the taxable income of the Group. Income taxes are recorded in the statement of operations, except for those relating to items credited or debited directly to shareholders’ equity, in which case the related tax effect is recognised directly as part of shareholders’ equity. Provisions for taxation that might arise on the transfer of undistributed retained earnings from subsidiary companies are only recorded if there is a real intention to transfer such earnings. Other taxes unrelated to earnings, such as property and capital taxes, are recorded as other operating expenses. Deferred tax assets/liabilities are recorded using the full liability method. These are calculated on all the timing differences which emerge between the taxable base of an asset or liability and the book value in the consolidated financial statements, with the exception of non-deductible goodwill and those differences which derive from investments in subsidiaries for which no cancellation is expected in the foreseeable future. The deferred tax assets deriving from tax losses and unused tax credits carried forward are recognised to the extent that future taxable income is likely to be sufficient for their recovery. Current and deferred tax assets and liabilities are offset when income taxes are applied by the same fiscal authority and when there is a legal right to compensation. Deferred tax assets and liabilities are determined using the tax rates which are expected to be to apply, in the various tax areas in which the Group operates, when the related timing differences become deductible or taxable.

Dividends

Dividends payable are reported as changes in shareholders’ equity in the period in which they are authorised by the shareholders’ meeting.

Dividends to be received are recorded on the date of the related shareholders’ resolution.

Earnings per share

Basic earnings per share is determined by dividing the net results of the Group by the weighted average number of shares in circulation during the period, excluding own shares. In order to determine diluted earnings per share, the weighted-average number of ordinary shares in circulation is modified on the assumption that all potential shares with a diluting effect will be converted. The net result of the Group is also adjusted to take into account the effects of the conversion, net of tax.

Use of estimates

The preparation of the consolidated financial statements and related notes in accordance with IFRS has required management to make estimates and assumptions which affect the reported value of assets and liabilities, as well as the information provided in relation to contingent assets and liabilities at the balance sheet date. The actual results to be recorded in future may differ from these estimates. The estimates are made to record provisions for collection losses, obsolete inventories, depreciation and amortisation, the impairment of assets, employee benefits, taxation, restructuring and other expected losses. Estimates and assumptions are reviewed periodically and the effects of any changes are recorded immediately in the statement of operations.

Explanatory notes to the balance sheet

The changes in the principal asset and liability captions are described below, together with the changes in working capital.

Trade receivables

Trade receivables	30.09.2005	31.12.2004

Domestic customers	34.574	49.088
Foreign customers	47.171	73.225

Gross total	81.745	122.313
Allowance for doubtful accounts	(4.232)	(3.691)

Net total	77.513	118.622

The decrease in trade receivables from domestic and foreign customers as of 30 September 2005 was mainly due to the sales seasonality.

The recent changes in the allowance for doubtful accounts are as follows:

	30.09.2005	31.12.2004

Opening balance	3.691	3.314
Provisions	969	1.176
Effect of translating the financial statements of foreign companies and reclassifications	51	(3)
Utilisations	(479)	(796)

Closing balance	4.232	3.691

Provisions were made during the first nine months of 2005 to cover collection risks relating to the customers of subsidiary companies including, in particular, those of Ducati Corse S.r.l., Ducati North America Inc. and Ducati France S. A.S.

Closing inventories

Closing inventories, stated net of the allowance for obsolete and slow-moving inventory, total € 102,514 thousand and comprise:

	30.09.2005	31.12.2004

Raw, ancillary and consumable materials	6,566	6,111
Allowance	(519)	(436)

	6,047	5,675
Work in process and semi-finished products	15,391	14,790
Allowance	(1,390)	(1,114)

	14,001	13,676
Finished products	88,891	78,828
Allowance	(6,425)	(5,886)

	82,466	72,942

Total	102,514	92,293

Spare parts are classified together with finished products in order to reflect more closely the way they are used, given that they are mostly held for sale.

The increase in finished products since 31 December 2004 was mainly due, in addiction to the seasonality effects, to the reduction in sales during the period ended 30 September 2005, which was only partly offset by the decrease in production.

The recent changes in the inventory allowance are as follows:

	30.09.2005	31.12.2004

Opening balance	7.436	7.061
Net changes during the period	840	364
Effect of translating the financial statements of foreign companies and reclassifications	58	11
Closing balance	8.334	7.436

Other current assets

Other current assets as of 30 September 2005 amount to € 7,559 thousand and comprise:

	30.09.2005	31.12.2004

VAT recoverable	1.933	2.480
Other tax credits	618	1.268
Advances to suppliers	1.768	1.099
Other receivables	1.701	1.729
Accrued income and prepaid expenses	1.539	4.211

Closing balance	7.559	10.787

Current assets / Credit Link

The Credit Link caption, € 15,000 thousand, not present as of 30 September 2005, was classified as current securities as of 31 December 2004. This security was closely connected with the Bond issue and, in particular, with the related risk of default. Since the Bond was repaid on 31 May 2005, the Credit Link was also repaid on the same date.

Property, plant and equipment

Property, plant and equipment as of 30 September 2005, € 66,149 thousand, is stated net of accumulated depreciation totalling € 84,605 thousand, of which € 10,442 thousand was charged in the period ended 30 September 2005.

Land and buildings include leasehold improvements of € 2,206 thousand. These improvements relate to a building involved in a sale and lease-back arrangement, as explained in the note on “Leasing”, and are being amortised over their estimated useful lives.

The changes in property, plant and equipment during the period ended 30 September 2005 are reported below:

Total property, plant and equipment

Opening balance	70.288
Net increase	6.487
Depreciation	(10.442)
Net decreases	(184)

Closing balance	66.149

The depreciation rates applied are described in the “Property, plant and equipment” paragraph within the accounting policies section of this report.

Leasing

As of 30 September 2005, the Group has entered into leasing contracts with regard to industrial buildings, machinery and robotised workstations.

These assets totalling about € 27,884 thousand are recorded in the statutory financial statements of the Group’s Italian companies in accordance with current Italian legislation, under which lease instalments are charged to the statement of operations on an accruals basis and lease commitments are reported in the memorandum accounts. The related assets are recorded among property, plant and equipment only when purchased at the end of the lease. This practice is in line with current fiscal legislation.

Ducati Motor Holding S.p.A. has entered into a “sale and lease-back” transaction involving an industrial building located within the factory complex at Via A. Cavalieri Ducati 3,  Bologna.

The transaction involved selling the building at around book value to “Locafit Locazione Macchinari Industriali S.p.A.”, a leasing company, in 2001 for € 20,710 thousand, and then signing a lease-back contract with the same company.

This contract has a duration of 8 years from the date it was signed.

By way of consideration for the finance lease on the building, Ducati Motor Holding S.p.A. will pay Locafit S.p.A. a total of 32 quarterly lease instalments, as established in the contract.

The Group applies the finance lease accounting methodology required by IAS 17. This approach involves recording leased assets as purchases and depreciating them over their economic and technical useful lives, in the same way as for other property, plant and equipment, while also recording the liability to the lessor and charging the related financial expense to the statement of operations on an accruals basis.

Goodwill and intangible assets with an indefinite life

These total € 86,050 thousand.

Goodwill and intangible assets with an indefinite life comprise:

	30.09.2005	31.12.2004

Brand name	71.249	71.249
Goodwill	14.801	14.801

Closing net book value	86.050	86.050

The brand name almost entirely relates to the “Ducati” name, which was purchased for the amount established at the time the motorcycle division was acquired by Ducati Motorcycles S.p.A. in 1996.

Goodwill mainly reflects the amount recognised on the conferral of business activities in 1996, which was determined with reference to market conditions and expectations for the duration and development of the business. It also includes the goodwill paid in 1998 on the reorganisation of the French and German distribution networks. In addition, this caption includes the “consolidation difference” representing the difference between the book value of subsidiaries and the related interest in their shareholders’ equity at the time of acquisition.

Other intangible assets

Other intangible assets, principally relating to the parent company, amount to € 40,704 thousand as of 30 September 2005, net of accumulated amortisation, and comprise:

	30.09.2005	31.12.2004

Development costs	20.407	20.150
Software	1.864	2.470
Assets in progress and advances	18.433	15.450
Other	—	198

Closing net book value	40.704	38.268

Total intangible fixed assets

Opening balance	38.268
Net increase	13.386
Write-downs	(2.207)
Amortisation	(8.743)

Closing balance	40.704

Capitalised development costs essentially relate to projects for the development of engines and new models of motorcycle. Development projects have, in particular, determined ways to:

1.	reduce motorcycle weight by using innovative materials and, at the same time, increase safety standards, thereby reducing fuel consumption and lowering the release of pollution into the atmosphere;

2.	improve motorcycle aerodynamics, in order to reduce fuel consumption and the level of pollution, while retaining the Ducati brand’s distinctive style;

3.	optimise engine performance, while reducing the noise of the intake and exhaust systems, partly through the use of highly-advanced simulation software.

Assets in progress and advances totalling € 18,433 thousand as of 30 September 2005 (€ 15,450 thousand as of 31 December 2004) include € 15,269 thousand in relation to development projects that have not yet entered the industrialisation stage, of which approximately € 12,908 thousand regarding the Grand Prix GP) motorcycle which will be industrialised and sold during 2006. The development project regarding the Super Sport model was written down by € 2,207 thousand during the first nine months of of 2005, following the company’s decision to suspend plans for its production. The residual balance of € 3,163 thousand mainly comprises € 2,747 thousand for the purchase of a new information system, including software licenses and the cost of installation consultancy, customisation and development.

Following the initial implementation of the new information system, the Ducati Group has decided to redesign the architecture and approach in order to enhance all aspects of the conversion of the Group’s information systems. This redesign work will be completed during 2005, when the system will enter into service.

Prepaid taxes

These amount to € 21,264 thousand and are detailed below:

	30.09.2005	31.12.2004

Prepaid taxes Italian companies	18.079	18.860
Prepaid taxes Foreign companies	3.185	2.805

Total	21.264	21.665

The prepaid taxes relating to Italian group companies mainly reflect provisions that are not tax deductible recorded in the statutory financial statements of individual companies, together with recognition of the effect of the tax losses carried forward by Ducati Motor Holding S.p.A..

The prepaid taxes of foreign group companies mainly relate to recognition of the effect of the tax losses carried forward by Ducati Japan KK. and Ducati North America Inc.

The changes in net prepaid taxation are shown below:

Balance as of 31/12/2004	21.665
Provision (utilisation) charged to the statement of operations	3.415
Translation adjustment and other changes	300

Balance as of 30/09/2005	25.380

Prepaid / deferred taxes comprise:

Deferred/prepaid taxes Italian companies	As of 31.12.2004	IFRS transition 01.01.2005 **	Reclassification of opening balances	Inc./Dec. P.L.	Translation adjustment and other	As of 30.09.2005

Deferred taxation
Accelerated depreciation of intangible assets	(4,510)	—	—	828	—	(3,682)
Other – minor	(1,931)		42	(482)	—	(2,371)
Deferred taxes for IFRS *	(5,645)	—		(1,874)		(7,519)
Deferred taxes – foreign companies	(121)		1	64	—	(56)

Total deferred taxation	(12,207)	—	43	(1,464)	—	(13,628)

Prepaid taxation
Elimination of unrealised intercompany profits	1,783	—	—	269	—	2,052
Carried-forward losses – DMH	4,023		179	—	—	4,202
Carried-forward losses – other companies	14	—	—	32	—	46
Prepaid taxes on intercompany profits	7,171		5	(447)	—	6,729
Provisions disallowed for tax purposes	3,697		(42)	(643)	—	3,012
Ducati Corse S.r.l.	936	—	—	104	—	1,040
Prepaid taxes for IFRS *	1,052	(109)		55	—	998
Carried-forward losses – Ducati.Com	184		(184)	—	—	—

Total prepaid taxation	18,860	(109)	(42)	(630)	—	18,079

Total deferred/prepaid taxation	6,653	(109)	1	(2,094)	—	4,451

Deferred/prepaid taxes foreign companies

Carried-forward losses – DNA	2,159	—	—	—	283	2,442
Alignment adjustments	—	—	—	—	—	—
Ducati Benelux	31		1	(17)		15
Carried-forward losses – Japan	530	—	—	—	13	543
Ducati Uk	85	—	—	96	4	185

Total prepaid taxes, net of foreign companies	2,805	—	1	79	300	3,185

Total net prepaid / deferred taxation	9,458	(109)	2	(2,015)	300	7,636
Net effect on statement of operations						(2,015)

* Tax effect of IFRS entries as of 31 December 2004
** Tax effect of IFRS entries relating to IAS 32 and 39 adopted from 1 January 2005

Prepaid taxes (deferred tax assets) have been recorded by the Directors since they believe it to be reasonably certain that the companies will generate sufficient future taxable income for the recovery of the prepaid taxes reported as of 30 September 2005.  In particular, these entries take account of the profitability envisaged in the latest plans prepared by management.

Trade payables

These amounts are analysed as follows:

	30.09.2005	31.12.2004

Domestic suppliers	46.722	53.263
Foreign suppliers	8.612	11.627
Invoices to be received	22.233	12.573

Total	77.567	77.463

Trade payables reflect the liability to suppliers of goods and consultancy services.

Due to the tax authorities - current

These amounts are analysed as follows:

	30.09.2005	31.12.2004

VAT payable	2.173	3.882
Flat-rate tax on revaluation of brand name	1.291	1.291
Taxes withheld - employees	1.021	1.647
Taxes withheld - freelance personnel	156	118
IRES-IRAP	—	633
Taxes payable by foreign companies	715	684
Other	26	43

Total	5.382	8.298

Amounts due to the tax authorities mainly comprise the direct and indirect taxes payable by individual Group companies, net of advance payments, as well as taxes withheld at source by Group companies on the remuneration of employees and freelance personnel.  Current taxes payable are estimated based on the best interpretation of the law relating to such taxes.

Non-current amounts “Due to the tax authorities” as of 31 December 2004 included € 1,292 thousand representing the residual balance of the 19% flat-rate taxation of the surplus arising on the revaluation of the brand name in 2003. In contrast, as of 30 September 2005, the flat-rate tax due on the revaluation of the brand name relates to the current portion reported as of 31 December 2004 that will be paid over together with the direct taxes for 2005.

The decrease in employee withholding taxes reflects the change in the level of employment and the higher tax adjustments withheld from leavers as of 31 December 2004 on payment of their leaving entitlements with respect to the situation as of 30 September 2005.

The elimination of the debt for Ires - Irap at 30 September 2005 is linked to the payment of taxes relative to 2004 concerning the Italian companies of the Ducati Group made within the prescribed term (31 July 2005) with the increase of 0.40%, in addition to the offset made in the present financial statements of Ires – Irap prepayments in the amount of € 1.5 million with an estimate of tax payables as at 30 September 2005. This estimate is determined on the basis of the best interpretation of current tax law.

Taxes payable by foreign companies reflect the corporate income tax liabilities of Ducati France S.A., Ducati Japan K.K., Ducati North Europe BV and Ducati North America and are referred to their taxable income.

The following tax years are still open for direct and indirect taxation purposes: from 2000 for Ducati Motor Holding S.p.A., Ducati North America Inc., Ducati G.m.b.H., Gio.ca Moto International S.r.l., Ducati France S.A. and Ducati Japan K.K., Ducati Benelux B.V. and Ducati UK Ltd.; from 2002 for Ducati Corse S.r.l. and from 2004 for the newly-formed Ducati Retail S.r.l. and Ducati Consulting S.r.l. .

The Group is not involved in any significant tax disputes as of 30 September 2005.

Other current liabilities

These are detailed below:

	30.09.2005	31.12.2004

Advances	2.210	2.206
Due to employees	5.153	3.021
Due to social security institutions	2.214	2.469
Accrued expenses and deferred income	2.922	2.686
Miscellaneous payables	6.827	5.554

Total	19.326	15.936

Amounts due to employees at period end relate to remuneration earned that has not yet been paid (wages and salaries, bonuses, holidays still to be taken). The increase mainly relates to the higher provisions for deferred remuneration, such as holidays and regular bonuses, that had already been paid as of 31 December 2004.

The increase in miscellaneous payables reflects the deferral of certain sponsorship income earned by Ducati Corse S.r.l. under contracts involving the advance invoicing, but not collection, of amounts relating to the following period.

Provisions for risks and charges

These provisions, which cover known or likely losses, the timing and extent of which cannot be determined at present, total € 6,389 thousand as of 30 September 2005, of which € 1,663 thousand relates to medium/long-term amounts. The changes in these provisions during the period are detailed below:

Provisions	Balance as of 01.01.2005	Reclass.	Increases	Exchange differences	Utilisations	Balance as of 30.09.2005

Product warranty - short term	4,633	—	3.250	—	(3.250)	4.633
Product warranty - long term	1,663	—	—	—	—	1.663
Legal disputes	86	—	—	—	—	86

Total	6,382	—	3.250	—	(3.250)	6.382

Business restructuring	7		—	—	—	7

Total prov. for risks and charges	6,389	—	3.250	—	(3.250)	6.389

The provision for product warranties, of 6,296 thousand as of 30 September 2005, of which € 1,663 thousand relates to medium/long-term amounts, derives from an historical analysis of the labour and material costs incurred in relation to individual models, having regard for the related number of motorcycles still under warranty, and from an estimate of the cost of recall campaigns that might be required in future.

The provision for legal disputes, € 86 thousand as of 30 September 2005, comprises:

1.

€ 60 thousand (€ 60 thousand as of 31 December 2004) for legal risks recorded by the German subsidiary in relation to a dispute with a dealer.  This provision was not utilised during the period ended 30 September 2005.

2.

€ 26 thousand (€ 26 thousand as of 31 December 2004) representing the residual provision in relation to the M. Hailwood agreement. Ducati Motor Holding S.p.A. and its subsidiary Ducati North America Inc. were called before the New Jersey District Court by the widow of the champion motorcyclist Mike Hailwood, acting presumably as a trustee of his estate. Mrs. Hailwood maintained that by marketing and selling a model called the “MH900e”, using Mike Hailwood’s initials as a tribute to his memory and his career, the Company has violated the brand license that protected his name and initials, and the related promotion rights, both of which belong to the Hailwood estate. Mrs. Hailwood applied for compensation for the damages resulting from this alleged violation, together with an injunction to prevent the Company from using Mike Hailwood’s name and initials any more. In order to settle the dispute, an agreement was reached between the Company and the counterparty.

This agreement envisages paying € 375 thousand to the counterparty for the definitive closure of the dispute, in addition to other agreements for future collaboration with the heir D. Hailwood. € 349 thousand has already been paid to the counterparty, while the remaining € 26 thousand is awaiting payment.

Provision for corporate reorganisation

The provision of € 7 thousand reflects the residual amounts relating to the plan as of 30 September 2005 (€ 7 thousand as of 31 December 2004).

Provisions relating to employees

The provisions relating to employees, € 9,096 thousand as of 30 September 2005 (€ 8,482 thousand as of 31 December 2004), comprise the employees’ leaving entitlements recorded by the Group’s Italian companies and the provision recorded by Ducati Japan K.K. of € 253 thousand.

Deferred taxation

	30.09.2005	31.12.2004

Italian companies	13.628	12.207

Total	13.628	12.207

Deferred taxation is principally recorded in relation to the accelerated amortisation of intangible fixed assets, as well as to recognise the tax effect of the adjustments recorded on the transition to IFRS.

The changes in deferred taxation are shown below:

Balance as of 31/12/2004	12.207
Provision (utilisation) charged to the statement of operations	1.314
Translation adjustment and other changes	107

Balance as of 30/09/2005	13.628

The nature of deferred taxation is discussed in the explanatory note relating to prepaid taxation.

Consolidated net financial position

The net financial position is analysed below:

	Period ended 30.09.2005 € 000	Year ended 31.12.2004 € 000	* 01.01.2005 € 000

Cash and cash equivalents	47.058	46.044	46.044
Own shares	—	3.283	—
Credit Link	—	15.000	15.000
Due to banks	(48.406)	(93.738)	(93.738)
Bonds	—	(54.164)	(54.106)
Current portion - due to other providers of finance	(3,200)	(3.178)	(3.178)

Net short-term financial position	(4.548)	(86.753)	(89.978)

Syndicated loan	(61.606)	—	—
Long-term loans, net of current portion	(54.306)	(51.913)	(51.913)
Due to other providers of finance, net of current portion	(9.405)	(11.869)	(11.869)

Total	(129.865)	(150.535)	(153.760)

* Net financial position as of 1 January 2005, adjusted with respect to the net financial position as of 31 December 2004 due to the adoption of IAS 39 and 32, the principal effect of which was to reclassify own shares as a deduction from shareholders’ equity.

The improvement in the net financial position by € 23.9 million since 1 January 2005, when IAS 32 and 39 were adopted, reflects the cash flow from operations during the first nine months of 2005, € 42.9 million, mainly due to the changes in working capital, as offset by the cash absorbed by investing activities of € 19.7 million.

The financial position is analysed below:

1.	Cash and cash equivalents comprise cash on hand and deposits on bank current accounts.

2.

Ducati Motor Holding S.p.A. made purchases of its own shares during 2003 and 2004, in full compliance with the applicable regulations, in order to support the market price of Ducati shares on the Italian stock market.

These purchases were made in accordance with the shareholders’ authorisations dated 7 May 2002 and 6 May 2004 and disclosed to Consob. As of 30 September 2005 the company holds a total of 3,769,249 own shares (3,769,249 as of 31 December 2004). As already mentioned, commencing from 1 January 2005 own shares are classified as a deduction from shareholders’ equity while, previously, they were classified together with cash and cash equivalents.

3.

During the year ended 31 December 2001, a financial transaction known as “Credit Link” was put in place for € 15.0 million; this was closely connected with the Bond issue and, in particular, with the related risk of default. Since the Bond was repaid on 31 May 2005, the Credit Link was also repaid on the same date.

4.	Short-term bank loans of € 48,406 thousand include:

-

a short-term revolving line of credit amounting to € 36,364 thousand, arranged in May 2005 to refinance the bond, which matures after 364 days and is renewable for further periods under the terms of the loan contract.

	-	Amounts due to banks of € 12,042 thousand in the form of ordinary bank overdrafts.

5.	The current portion of amounts due to other providers of finance, € 3,200 thousand, includes:

	-	the current portion of amounts due to leasing companies, € 3,179 thousand;
	-	the amount due by the Japanese subsidiary, € 21 thousand.

6.	There are no outstanding bonds as of 30 September 2005 since this liability was repaid in full on 31 May 2005.

In order to refinance the bond repayment on 31 May 2005 and other working capital requirements, Ducati Motor Holding S.p.A. obtained a syndicated loan totalling €100 million on 9 May 2005.

7.

Syndicated loan: This loan – arranged by Unicredit Banca Mobiliare – was granted to Ducati Motor Holding S.p.A. and Ducati Corse s.r.l. by Unicredit Banca d’Impresa, Banca Intesa, Banca Nazionale del Lavoro, Carisbo, Fortis Bank, Monte dei Paschi di Siena and Banca Popolare di Bergamo, and comprises the following lines of credit:

-

a principal, long-term line of credit for € 63,636 million, expiring 5 years from the date of signing the loan contract, with a floating interest rate linked to 3 month Euribor plus a spread of 150 basis points. From the valuation of this loan on the basis of the “amortised cost” as required by IFRS 32 and 39, a financial debt of € 61,606 thousand emerges in the context of the present quarterly report;

-

a revolving line of credit for € 36.363 million, renewable upon expiry after one year, with a floating interest rate linked to Euribor plus a spread of 120 basis points, which is already included among short -term bank loans.

For both lines of credit, the mechanism for the interest-rate calculation envisages an improvement/deterioration in the spread based on the economic and financial results reported by Ducati.

This loan was used as follows:

-

by Ducati Motor Holding S.p.A. to fund the residual redemption of bonds totalling € 54.2 million out of an original amount of € 100 million with a fixed annual coupon of 6.5%, which expired on 31 May 2005;

	-	to fund additional working capital requirements;
	-	to settle the purchase by Ducati Corse of the “Ducati Corse” brand name from Ducati Motor Holding, as stated in the communication dated 26 November 2004.

The loan is guaranteed by Ducati Motor Holding S.p.A. and Ducati Corse s.r.l. and, among other matters, includes certain restrictions concerning:

-	the distribution of dividends and/or equity reserves;
-	the sale of assets by the Group;
-	the concession of guarantees;
-	the granting of loans to third parties.

The following guarantees have been given in relation to this loan:

pledge of all present and future quotas in Ducati Corse held now and at any time in the future by Ducati Motor Holding;

pledge of all present and future shares in Ducati North America Inc. held now and at any time in the future by Ducati Motor Holding;

pledge of the “Ducati” brand name owned by Ducati Motor Holding, to be deposited for transcription in Italy, with the EU Office for Harmonisation in the Internal Market (Trade Marks and Designs), in the United States (including in abbreviated form) and in Japan;

pledge of the “Ducati Corse” brand name owned by Ducati Corse, to be deposited for transcription in Italy, with the EU Office for Harmonisation in the Internal Market (Trade Marks and Designs), in the United States (including in abbreviated form) and in Japan;

special privileges pursuant to art. 46.1.a) and b) of the Consolidated Banking Law over the fungible operating assets of Ducati Motor Holding, to be filed for transcription in the register referred to in art. 1524.2 of the Italian Civil Code;

guarantee given by Ducati Motor Holding to the Lending Banks, concerning the proper and timely performance by Ducati Corse of its obligations under the contract, in return for a payment to Ducati Motor Holding by Ducati Corse.

In relation to the above loan, Ducati Motor Holding has agreed to comply with the following bank covenants:

1)	Ratio NFP/EBITDA	< 3.5 (until 31/12/2005)
< 3.2 (from 1/1/2006 to 31/12/2006)
< 2.5 subsequently

2)	Ratio EBITDA/Net Financial Charges	> 5.0 (until 31/12/2005)
> 6.5 (from 1/1/2006 to 31/12/2006)
> 7.5 subsequently

3)	Maximum capex: € 34 million in 2005, € 32 million in each of the following years

The above financial covenants  were agreed with reference to Italian GAAP at the time of signing the contract and were complied with as of 30 June 2005.

8.	Long-term debt totalling € 54,306 thousand includes:

	-	€ 45,000 thousand relating to securities issued by the vehicle company Ducati Desmo Finance 1 S.r.l., placed in the market and taken up by third-party investors, expiring in 2009 (Senior Notes);
-

ten loans totalling € 9,306 thousand, comprising the first two arranged in July 2003 for € 471 thousand and € 747 thousand respectively, a third for € 2,316 thousand arranged in April 2004, a fourth for € 290 thousand arranged in June 2004, a fifth for € 121 thousand arranged in July 2004 (repaid in the amount of 89 thousand in August 2005), a sixth arranged in December 2004 for € 3,158 thousand, the seventh, eighth and ninth for 2,240 thousand arranged in August 2005. The balance also includes accrued interest of € 52 thousand. These are loans with interest-relief obtained under contracts between Ducati Motor Holding S.p.A. and the Ministry for Productive Activities for projects linked with the Technological Innovation Fund (F.I.T.), as uplifted by the interest accumulated during the period.

9.	The amount of € 9,405 thousand relates to the long-term portion of leasing liabilities.

Share capital

The share capital of Ducati Motor Holding S.p.A., the parent company, totals € 82,867,219.24 as of 30 September 2005 and is represented by 159,360,037 ordinary shares, with par value € 0.52 each, with dividend rights from 1 January 2005.

The increases in share capital during the third quarter of 2005 are analysed below:

Unit value	No. of shares	Share premium	Total per share

Shares for Stock Options	533.630	0,203	0,723

Amount collected by the company	Share premium	Total per share

Shares for Stock Options	108.327	385.815

Share premium reserve

The share premium reserve, detailed below, amounts to € 16,770 thousand as of 30 September 2005.

The recent changes in the share premium reserve are as follows:

	Share premium	Total

Balance as of 31/12/2003	19.488	29.605

Shares for Stock Options	66	235
Allocation to Reserve for own shares held	(2.892)	(2.892)

Balance as of 31/12/2004	16.661	26.948

Shares for Stock Options	108	385

Balance as of 30/09/05	16.769	27.333

Revaluation reserve Law 342 - 21/11/2000 and Law 350 – 24/12/2003

This reserve was recorded by Ducati Motor Holding S.p.A. on the two revaluations of its brand name in 2000 and 2003 by € 24,238 thousand and € 22,027 thousand, respectively. These amounts reflect the resulting revaluation surpluses, stated net of the related flat-rate taxation. Although this reserve is stated net of flat-rate taxation, it remains in suspense for tax purposes. This is because on distribution to the shareholders, the amounts concerned, grossed up by the flat-rate taxation, would form part of the taxable income of the company (with a tax credit equal to the amount of the above flat-rate taxation) and of the shareholders (as earnings).

The extraordinary meetings of the shareholders of Ducati Motor Holding S.p.A. held on 7 May 2002 and 6 May 2004 voted to render the reserves recorded in 2000 and 2003 fully distributable so that they can be used to purchase the company’s own shares.

IFRS transition reserve

This reserve, totalling € 3,642 thousand, reflects the effect of all the adjustments recorded on the transition to IFRS.

Guarantees and commitments

Commitments comprise:

	30.09.2005	31.12.2004

Performance bonds - Snam - Lease contract	6.641	6.222
Contractual commitments	700	1.101

Total	7.341	7.323

“Performance bonds” include € 5,800 thousand relating to a guarantee released by San Paolo IMI S.p.A. in favour of Ducati Desmo Finance 1 S.r.l. as part of the securitisation of trade receivables, to guarantee any amounts that might be deducted by debtors, on the settlement of amounts already securitised, in recognition of rebates granted by the Group on the achievement of their sales targets.

This solely relates to the bonus due to dealers that meet their sales targets.

“Contractual commitments” relate to a contract entered into by Ducati Corse S.r.l. that involves commitments over a period of time which, if not honoured, could give rise to a liability to the contractual counterparty. Based on forecasts made, the Group believes that it will undoubtedly be able to honour these commitments and that, therefore, no liability will arise.

In addition, the guarantees described in the note on the financial position were given in relation to the loan obtained on 9 May 2005.

Other commitments not recorded in the balance sheet

With regard to commitments not recorded in the balance sheet and in addition to the information disclosed in the report on operations, we note that on 5 March 2003, the Board of Directors of Ducati Motor Holding S.p.A. confirmed the allocation to Federico Minoli, as approved by the Compensation Committee and the Board of Directors on 17 June 1999, of a termination indemnity of US$ 1.2 million, to be paid if his appointment as Chairman and Managing Director is not renewed or is revoked without just cause prior to his sixtieth birthday.

On 10 March 2005, the Board of Directors of Ducati Motor Holding S.p.A. approved, pursuant to art. 2389 of the Italian Civil Code, the Compensation Committee’s proposal to extend to 2005, 2006 and 2007 the retention bonus plan of certain senior managers (including the Chairman and Managing Director), previously in force for the years from 1999 to 2004, on the basis and terms approved by the Committee on 2 March 2000 and by the Board of Directors on 14 February 2002. The existence and amount of any bonuses due under this plan will be determined on a variable basis, commencing from the annual base remuneration of the beneficiaries, with reference to the consolidated EBITDA reported for 2005, 2006 and 2007. Any bonuses earned will only be paid if the beneficiaries are still senior managers of the Group 12 months after approval of the consolidated financial statements for the years to which such bonuses relate. Should the employment of the beneficiaries concerned be terminated by the Company without just cause or good reason, or in the event that their resignation is requested (with incentives) by the Company, then they will be entitled to receive three times the amount of the bonuses earned by them at the time of termination.  On 10 March 2005, the Board of Directors resolved (i) to recognise bonuses to the Chairman and Managing Director, to be determined with reference to the plan described above for the years 2005, 2006 and 2007, and (ii) to grant express authorisation to the Chairman and Managing Director to include among the beneficiaries of these bonuses up to four senior managers of the Company and the Ducati Group, who may differ year by year.

No bonuses were earned under the above plan for the years 2002, 2003 and 2004.

In relation to 2005, the Chairman has already identified three beneficiaries from among the Group’s managers.

For information on the stock option plans, the right to issue convertible bonds and/or warrants and the employee share purchase plan, please refer to the appropriate paragraphs in the report on operations. Likewise, with regard to commitments arising as a result of events occurring subsequent to the end of the period, reference is made to the related paragraph in the report on operations.

Legal proceedings and arbitration

The Ducati Group is party to a legal dispute with Virginio Ferrari Racing, one of the two racing teams sponsored by Ducati in the 1998 Superbike World Championship. Ducati Motor Holding S.p.A. decided not to sponsor the Virginio Ferrari Racing team for the 1999 Superbike World Championship. Virginio Ferrari Racing served a writ on Ducati Motor S.p.A. claiming around € 6,714 thousand (Lire 13 billion) in alleged damages suffered by Virginio Ferrari Racing and by Mr Virginio Ferrari following the claimed failure of Ducati Motor S.p.A. to honour its alleged obligation to sponsor the racing team for three years. The resulting dispute is currently awaiting judgment in the first-level court. The Group believes this claim to be unfounded and, based partly on the opinion of its legal counsel, considers the emergence of liabilities and charges as a consequence of this dispute to be a mere possibility; accordingly, no provisions for risks and charges have been recorded in this regard.

The parent company is involved in a dispute with a Belgian importer. A temporary executive order dated 14 September 1998 from the Commercial Court of Liege ordered the Company to pay 50,575,794 Belgian Francs (equal to € 1,254 thousand) to its previous distributor, Performance S.A. (“Performances”), following the cancellation of the distribution contract. In execution of this requirement, Performances seized and sold at auction 106 motorcycles belonging to the Company that were in its possession. The proceeds of the sale were 27,835,078 Belgian Francs, including expenses and VAT (equal to € 690 thousand). With a ruling dated 27 May 1999, later confirmed by an unappealable judgment from the Belgian Supreme Court dated 21 June 2001, the Appeal Court of Liege declared that the Belgian judge had no jurisdiction and annulled the sentence of the Commercial Court dated 14 September 1998. As a consequence, the Company took a series of actions against Performances designed to recover the proceeds of the auction sale, excluding VAT, and part of the legal expenses, totalling approximately 23 million Belgian Francs (equivalent to approximately € 570 thousand). Performances and Jet Set Car were declared bankrupt on 14 October 1999 and 23 October 2000, respectively. Today, it appears very probable that, in consideration of the presence of privileged creditors in the allocation of the bankruptcy assets, the Company will not recover the proceeds mentioned. For this reason, no receivables have been recorded in relation to the counterparty since the likelihood of recovering the auction proceeds is considered to be somewhat remote. The provision recorded in prior years has been utilised in full, but no further provisions have been made since the company does not envisage incurring any further costs in relation to this dispute.

Ducati North America Inc. is party to a legal action brought by a former Cagiva group employee seconded to Cagiva North America, Inc. (now Ducati North America Inc.). In addition, Ducati Motor S.p.A. was also involved in a dispute with the same former Cagiva group employee which was settled in May 2003 without cost to the Company. The provision recorded in prior years by Ducati North America, Inc. has been utilised in full since the company is not expected to incur additional liabilities in this regard.

Explanatory notes to the statement of operations

Group performance

The volume of motorcycle sales, 24,417 units in the first nine months of 2005, was 3.3% lower than in the comparative period of 2004. In particular, the period suffered from the general market slowdown during the first few months of the year and, geographically, from the significant contraction of sales in the Italian market.

An analysis of sales by product family highlights differing performances with respect to 2004.

Sales of the Superbike family decreased with respect to the first nine months of last year (-29%) due to the a drop in sales at the lower end of the range (749). By contrast, there was an increase in the sales of the 999 range, which offset the loss of those relating to the 998Final Edition, which was only sold in 2004.

Sales of the Supersport family declined by 32%, mainly due to the advanced stage reached by all versions in the lifecycle of this product.

There was a significant drop in the sales of the Sport Touring family (-50%) due to lower sales of the ST3, which had generated strong demand from dealers and consumers on its launch at the start of 2004.

The sales of the Monster family were in line with 2004 results. However the new S2R model with an 800cc engine has been particularly successful, with more than 6,800 units sold in just nine months and the introduction of the new S2R1000 model.

Lastly, the Multistrada family (+111%) has benefited from the introduction of the Multistrada 620 in both “dark” and coloured versions.

Independent dealers have continued to open new Ducati stores in Italy and abroad during 2004 and 2005. As of 30 September 2005 there are 150 active Ducati Stores that inform consumers about the history of Ducati, and present the “Ducati” world of motorcycles, accessories and apparel in a manner which is consistent with the Ducati image.

Net sales

Consolidated net sales for the period ended 30 September 2005 amounted to € 240.3 million, down by € 26.4 million (-9.9%) at current exchange rates, from the € 266.7 million recorded for the same period of last year. This decrease was due to the contraction in volume, an adverse mix of motorcycle sales, lower revenues from accessories and adverse exchange rates. At constant exchange rates, net sales would have been down 9.2%.

The output of motorcycles in the first nine months of 2005 totalled 25,977 units, down 11% compared with 2004. This decrease was due to the alignment of production with true market demand, in order to avoid an excessive increase in motorcycle inventories.

Sales of motorcycles amounted to € 181.7 million, down 10.5% with respect to the comparative period of last year. This fall reflects the lower volume of motorcycle sales (-3.3%), the adverse mix and the effects of an unfavourable exchange rate. At constant exchange rates the decline in motorcycle sales would have been 9.7%.

Sales of the other categories of Ducati products (spare parts, accessories and apparel) during the period ended 30 September 2005 totalled € 56.1 million, 4.7% lower than in the equivalent period of 2004. At constant exchange rates, the decline would have been 4.0%. The decrease in the sales of related products, particularly significant in relation to accessories, was due to the decline in motorcycle sales.

Analysis of the volume of motorcycles sold in the principal geographic markets highlights a strong increase in the United States (+45.8%), France (+11.1%). Japan (+7.6%) and Germany (+1.4%), although there was a downturn in sales in countries not served by branches (-5.0%), in the United Kingdom (-10.9%), in Benelux (-18.6%), and in Italy (-22.6%). These sharp falls reflect the contraction of the reference market due to both macroeconomic factors and factors specific to the motorcycle sector. Analysis of the registration statistics is also important in order to understand the trend in Ducati motorcycle sales. Accepting that there is a certain delay in the release of official numbers, the following information is based, in part, on preliminary data from official sources and, in part, on estimates by management: registrations during the first nine months of 2005 totalled about 29,756 units (31,412 at the period ended 30 September 2004), down 5.3% with respect to the prior period. There was a strong increase in the United States (+21%), in nations not served by branches (+5%) and in France (+4%) and decreases in Japan (-9%), Italy (-15%), the United Kingdom (-16%), Benelux (-17%) and Germany (-18%).

Cost of sales

The cost of sales amounted to € 182.9 million (76.1% of net sales) in the period ended 30 September 2005, compared with € 197.3 million (74% of net sales) in the same period of 2004, with a decrease of  € 14.5 million due to the lower volume of sales. The greater incidence with respect to net sales reflects the spreading of fixed production costs over a lower volume of sales.

Gross operating profit

Gross operating profit amounted to € 57.4 million in the period ended 30 September 2005, compared with € 69.6 million in the comparative period of 2004, with a decrease of € 12.2 million (-17.5%). As a percentage of net sales, gross operating profit amounted to 23.9% with respect to the 26.1% in the equivalent period of last year, due to the reduction in sales, the adverse mix of motorcycles and the effect of adverse exchange rates.

Other operating revenues

Other operating revenues amounted to € 27.6 million as of 30 September 2005, compared to € 26.8 million in the same period of the prior year, with a rise of € 0.8 million (+2.9%) due to the effect of government grants not present in 2004, as well as to an increase in sponsorships and royalties.

Commercial costs

Commercial costs for the period ended 30 September 2005 amounted to € 77.1 million, compared with € 78.8 million in the period to 30 September 2004, down € 1.7 million. This decrease was mainly due to the decline in sales and selling expenses including, in particular, the absence in 2005 of the World Ducati Week, which is held every two years.

General and administrative expenses

General and administrative expenses amounted to € 14.0 million in the period to 30 September 2005, essentially the same as in the comparative period of 2004.

Other charges

Other charges in the period ended 30 September 2005 amounted to € 0.9 million, compared with € 1.3 million in the period to 30 September 2004. The decrease of € 0.4 million was mainly due to lower out-of-period expenses.

Operating profit

The operating profit for the period ended 30 September 2005 was negative in the amount of € 6.9 million, down € 9.3 million from the positive figure of € 2.3 million in the comparative period of last year. As already mentioned, this decrease mainly reflects a reduction in the volume of sales, the adverse mix and the exchange-rate effect on sales invoiced in foreign currencies.

EBITDA (Results before taxation, financial income and expense, depreciation and amortisation, and extraordinary income and expense)

In view of the importance of this parameter, which is used for control purposes and for the management of the Group, it is useful to highlight the result of € 14.5 million compared with the € 24.0 million reported for 2004. As already mentioned, this decrease reflects the decline in sales, the adverse mix and the exchange-rate effect.

EBITDA comprises:

	Period ended 30.09.2005	Period ended 30.09.2004

Operating profit	(6,957)	2,515
Depreciation of property, plant and equipment included in cost of sales	8,754	10,215
Depreciation of property, plant and equipment included in general and administrative expenses	1,688	2,162
Amortisation of intangible assets included in cost of sales	7,847	7,690
Write-downs of intangible assets included in cost of sales	2,207	—
Amortisation of intangible assets included in general and administrative expenses	896	1,550

EBITDA	14,435	24,132

	III Quarter 2005	III Quarter 2004

Operating profit	(11,514)	(9,562)
Depreciation of property, plant and equipment included in cost of sales	2,765	3,447
Depreciation of property, plant and equipment included in general and administrative expenses	553	543
Amortisation of intangible assets included in cost of sales	3,146	2,700
Write-downs of intangible assets included in cost of sales	—	—
Amortisation of intangible assets included in general and administrative expenses	306	348

EBITDA	(4,744)	(2,524)

Financial income

Financial income amounted to € 2.1 million in the period ended 30 September 2005 compared with € 1.5 million in the period to 30 September 2004. The increase of € 0.6 million was mainly due to the rise in interest receivable on bank current accounts.

Financial charges

Net financial charges amounted to € 7.6 million in the first nine months of 2005 compared with € 7.7 million in the same period of last year, with a decrease of 0.1 million.

Exchange differences

Exchange losses for the period ended 30 September 2005 for € 0.6 million were in line with those recorded in the same period of last year.

Taxation

The positive tax charge of € 3.5 million for the period ended 30 September 2005 compares with the negative figure of € 4.7 million for the same period in 2004.

This charge comprises current taxation of € 1,523 thousand  and € 2,015 thousand relating to deferred taxation and the utilisation of net prepaid taxation (€ 2,583 thousand of current taxation and € 2,093 thousand of deferred taxation and the utilization of net prepaid taxation in the period to 30 September 2004).

The decrease with respect to the prior period essentially reflects the reduction in taxable income.

Net profit / (loss) for the period

The Ducati Group’s interest in the net loss for the period ended 30 September 2005 was € 16.6 million, compared with a net profit of € 9.0 million in the equivalent period of 2004.

The increased loss is mainly due to the lower volumes and the adverse mix of motorcycle sales during the first nine months of 2005 with respect to the same period in the prior year.

Securitisation

Ducati Motor Holding S.p.A. has signed a five-year contract, pursuant to Law 130/99, for the disposal of trade receivables under revolving securitisation arrangements (asset-backed securities). This securitisation of trade receivables is part of a project to modify the administration of customer credit. This involves a move from factoring to the direct management of both the collection risk and the financing of the commercial network. These activities were previously carried out by a factoring company. In this way, the Ducati Group has achieved considerable savings on commissions and charges for the without-recourse disposal of receivables, and earns interest income on dealer financing activities.

The following information is provided in compliance with Consob communication no. DAC/RM/97003369 of 9 April 1997 regarding the accounting recognition of transactions involving the disposal of receivables.

Each month, in general, receivables are sold without recourse to a special-purpose vehicle called Ducati Desmo Finance 1 S.r.l. (D.D.F.1) which is owned by SVM Securitisation Vehicles Management s.r.l. and Finanziaria Internazionale Securitisation Group S.p.A., both based in Conegliano (Treviso). The Ducati Group is not linked with these companies by any form of ownership interest, pact and/or agreement that would require the recognition of the SPV and its parent companies as subsidiaries and/or related parties.

This purchase of receivables was initially financed via the issue of bonds by D.D.F.1 S.r.l. with a nominal value of € 43 million, of which € 33 million are Class A and € 10 million are Class B. Subsequently, on 21 December 2004, D.D.F. 1 issued additional Class A bonds totalling € 12 million.

The Class A bonds were taken up entirely by Banca Intesa, which then sold almost all of them (99.5% of the first issue and all of the second issue) to Romulus Funding Inc., a finance company registered in Delaware (U.S.A.) that is wholly owned by Global Securitization Services LLC. The Ducati Group is not linked to these companies by any form of ownership interest, pact and/or agreement that would require their recognition as related parties. Romulus Funding Inc. financed the transaction by issuing Asset-backed Commercial Paper.

The Class B bonds were taken up in full, € 10 million, by Ducati North America Inc., the Ducati Group’s subsidiary operating in the Canadian and American markets. The bonds taken up by Ducati North America Inc. were issued with a maturity date of 28 July 2009 and earn interest at 3-month Euribor, paid quarterly in arrears on 28 January, April, July and October of each year. Interest payments are subordinate to the cash requirements of the vehicle company for the monthly purchase of receivables. These bonds are classified as financial fixed assets in the balance sheet of the subsidiary since they mature in 2009. The repayment of these bonds is subordinated with respect to the Class A bonds (issued by D.F.F.1 and mostly taken up by Romulus Funding Inc.).

Commencing from 2003, a number of foreign subsidiaries have also been gradually involved in the securitisation programme. Currently, four Ducati Group companies are involved (Ducati Motor Holding, Ducati France, Ducati UK and Ducati Motor Deutschland).

In operational terms, disposals by the foreign branches involve the sale without recourse of their receivables to Ducati Motor Holding, which then sells them to the special-purpose vehicle.

The total nominal value of the receivables sold, the amount collected, the deferred portion and the effect on the net financial position are indicated below:

	30.09.2005	31.12.2004

Nominal value of receivables sold to the SPE (turnover)	75.59	127.08
Payment received from the SPE	72.75	117.3
Interest and expenses	0.95	1.17
Amount deferred	1.89	8.61
* inc. AUD 4,1 million, CHF 8,0 million and GBP 1,4 million

EFFECT ON THE FINANCIAL POSITION
Receivables not collected by the SPE and not yet due	19.3	33.80
Receivables not collected by the SPE but due	15.6	13.60

Total receivables to be collected by the SPE	34.90	47.40

Amount deferred	(1.89)	(8.61)
Receivables collected by DMH on behalf of the SPE but not yet payed over to that entity	(4.94)	(4.50)

Total effect on the financial position	28.07	34.29

The amount of € 28.07 million as of 30 September 2005 (€ 34.29 million as of 31 December 2004) represents the total already collected by the Group in relation to receivables that the vehicle company has not yet collected from customers.

Since the securitisation is without recourse, the nominal value of sold receivables is deducted from the “trade receivables” caption in the individual financial statements of group companies at the time of the disposal, against recognition of the amount collected as liquidity and of the amount deferred as a receivable from the vehicle company. The receivables sold, recorded in special sectional customer accounts held on behalf of the vehicle company, are settled on collection by increasing the liability to D.D.F.1. Credit transfer instructions are then given in favour of the vehicle company for the total amount collected, as soon as such collection has been recorded.

Exchange differences and commissions associated with the securitisation are reflected in the statement of operations.

The securitisation essentially exposes the Ducati Group to the risk of not collecting the deferred amount which, under agreements between the vehicle company and all its creditors, is subordinated to the repayment of the bonds and the reimbursement of all its operating costs and, therefore, to the collection of the sold receivables. This risk was taken into account when determining the allowance for doubtful accounts.

In addition, Ducati North America Inc. is also exposed to the risk that the Class B bonds might not be repaid if the sold receivables are not collected, since Class B bonds are subordinate to Class A bonds. This risk is currently considered remote by the Group in view of the high quality of the portfolio sold. Under a “commitment letter” in favour of the vehicle company signed by Ducati Motor Holding S.p.A., the latter is committed to covering the operating costs of Ducati Desmo Finance 1 S.r.l. and to taking all necessary action to ensure that it is not declared bankrupt and/or wound-up, excluding any failure to collect receivables.

As part of the securitisation of trade receivables, San Paolo IMI S.p.A. has given a surety on behalf of Ducati Motor Holding S.p.A. in favour of D.D.F.1, for a maximum of € 5,800,000, to guarantee any amounts that might be deducted by debtors, on the settlement of amounts already securitised, in recognition of bonuses granted by the company on the achievement of their sales targets.

As already mentioned in the section on accounting policies, SIC 12 – Consolidation - Special-purpose entities (“SPE”) establishes that an SPE must be consolidated when the substance of the relationship between a company and the vehicle company suggests that the latter is effectively controlled by the former; the vehicle company has therefore been consolidated in accordance with IFRS.

The effect of consolidating the vehicle company and of the other IFRS adjustments to shareholders’ equity and net results is not significant. In particular, these relate to the reversal of capitalised costs regarding the securitisation transaction and the associated amortisation with a net effect of € 385 thousand and € 514 thousand, respectively, as of 30 June 2005 and 31 December 2004.

The consolidation of the vehicle company has had the following effects on the financial position:

	30.09.2005 € 000	31.12.2004 € 000

Increase in cash and cash equivalents	21,985	16,000
Increase in trade receivables	28,070	34,290
Reversal of Junior notes	(10,000)	(10,000)
Increase in financial payables *	(40,055)	(40,290)
Reversal of capitalised costs	(321)	(514)

Total effect on net assets	(321)	(514)

Of which: € 45.000 thousand of Class A Bonds issued by the vehicle company offset by € 4.945 thousand due to the vehicle company Ducati Desmo Finance 1 S.r.l. by Ducati Motor Holding S.p.A. (€ 4.710 thousand at 31st December 2004).

Appendix A

Reconciliation of Consolidated Shareholders’ Equity and Net Results for IFRS purposes as of the period ended 30 September 2004

Reconciliation of consolidated Shareholders’ Equity

30.09.2004 € 000

Consolidated shareholders’ equity under Italian GAAP	149,998
Property, plant and equipment	7,757
Goodwill and other intangible assets with an indefinite life	5,468
Intangible assets	(2,724)
Employee benefits	598
Other adjustments	(403)
Prepaid/deferred taxation	(3,932)

Consolidated shareholders’ equity under IFRS	156,762

Reconciliation of consolidated Net Results

30.09.2004 € 000

Net results under Italian GAAP	(8,895)
Revenue recognition	(1,058)
Property, plant and equipment	82
Intangible assets and reversal of capitalised costs	5,864
Employee benefits	92
Stock options	(387)
Financial charges	1,058
Other adjustments	(171)
Rcognition of deferred taxation	(2,147)

Consolidated net results under IFRS	(5,562)

* at 30 September 2004 the Group published the quarterly report gross of tax effects pursuant to art. 81 of the Consob Regulation containing the rules for implementation of Decree 58/98 regarding issuers.

For the Board of Directors

Federico Minoli